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REGISTRANT'S NAME JSAT Corporation

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THOMSON FINANCIAL

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FILE NO. 82- 5711

FISCAL YEAR 3-31-05

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8 2-5 1 1 1

JSAT Corporation Annual Report

Year Ended March 31, 2005

ARLS
3-31-05



Profile

Leading the Way in Satellite Communications

JSAT was established in 1985 and is Japan's first private-sector satellite operator. With its fleet of nine satellites in eight orbital slots covering the whole of Asia to Oceania, North America and Hawaii, JSAT is proud of its position as Asia's largest satellite operator and the fifth largest worldwide.

JSAT uses its satellite communications expertise to simultaneously broadcast large volumes of high-quality images to multiple locations. By providing live broadcasts of world news and maximizing the power of communication, JSAT has adopted a leading role in promoting the timeless appeal of television.

Since the advent of CS digital multichannel broadcasting in 1996, JSAT has provided infrastructure support for broadcasters' migration to digital formats. Currently, the company provides comprehensive value-added service by combining its technological expertise with terrestrial communications networks. JSAT is always looking to create the next generation of communications. Tirelessly seeking new opportunities and markets, JSAT continues to lead the way in satellite communications.

Contents

1 Financial Highlights
2 At a Glance
4 Message from the Management
8 JSAT Frontier
12 Social and Environmental Responsibility
13 Compliance and Corporate Governance

14 Selected Financial Summary
16 Management's Discussion and Analysis
24 Consolidated Financial Statements
30 Notes to Consolidated Financial Statements
50 Independent Auditors' Report

51 Management
52 Stock Information
53 Corporate Data

Forward-Looking Statements

Certain statements contained in this annual report may constitute forward-looking statements. These statements, except for the historical data, involve our expectations, strategies, objectives, targets, assumptions, plans, and judgments based on information currently available to management.
The management targets included in this annual report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of our business strategies. We may not be successful in implementing our business strategies, and actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of risks, uncertainties and other factors as stated on page 23.

Financial Highlights

JSAT Corporation and Subsidiaries
Years Ended March 31, 2003, 2004 and 2005

	Millions of Yen			Thousands of U.S. Dollars[1]
	2003	2004	2005	2005
For the year				
Revenues	¥45,121	¥46,241	¥42,884	$400,781
Operating income	11,779	10,444	8,094	75,646
Income before income taxes and minority interests	11,110	9,284	7,806	72,954
Net income	6,182	6,178	4,522	42,265
EBITDA[2]	28,692	28,483	24,375	22,780
Net cash provided by operating activities	25,867	22,479	22,603	211,240
Capital expenditures	18,891	7,818	11,178	104,465
Depreciation and amortization	16,698	18,537	16,081	150,291
At year-end				
Total assets	¥169,230	¥177,620	¥159,951	$1,494,873
Total shareholders' equity	93,207	102,663	91,408	854,278
Interest-bearing debt	41,406	37,808	35,280	329,723
Per share data (Yen and U.S. dollars)				
Earnings— basic[3]	¥16,248.95	¥16,345.94	¥12,602.71	$117.78
— diluted	15,175.46	15,253.65	11,719.93	109.53
Total shareholders' equity	244,974	271,645	254,730	2,381
Cash dividends	4,977.38	6,503.15	6,116.35	57.16
Other data				
EBITDA margin[4] (%)	63.60%	61.60%	56.8%	
Return on equity (ROE) (%)	6.50%	6.00%	4.9%	
Number of satellites	8	9	9	
Number of employees[5]	262	263	266	

Notes:

1. U.S. dollar amounts have been translated from Japanese yen, for convenience only, at the rate of ¥107=U.S.$1, the approximate rate of exchange on March 31, 2005.
2. EBITDA (Earnings before Interest, Tax, Depreciation and Amortization) represents the total of net income, interest, tax, depreciation and amortization.
3. Basic earnings per share are calculated based on the weighted-average number of shares of common stock outstanding during each year, which were 380,476, 377,931 and 358,842 shares for the years ended March 31, 2003, 2004 and 2005, respectively.
4. The EBITDA margin is the ratio of EBITDA to revenues.
5. The number of employees includes staff seconded to other companies, but is exclusive of part-time staff. The number comprised 221 JSAT employees at March 31, 2005.

Revenues
Millions of Yen


50,000
40,000
30,000
20,000
10,000
0
'01
'02
'03
'04
'05

Operating income
Millions of Yen


12,000
10,000
8,000
6,000
4,000
2,000
0
'01
'02
'03
'04
'05

Net income
Millions of Yen


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
'01
'02
'03
'04
'05

Total assets
Millions of Yen


200,000
150,000
100,000
50,000
0
'01
'02
'03
'04
'05

At a Glance

About JSAT and Our Satellites

- Asia's largest satellite operator and the fifth largest worldwide in revenue
- Japan's first private-sector satellite operator
- Asia's first satellite operator to enter the U.S. market with the newly launched Horizons-1
- Played a key role in creating the CS digital broadcasting market

Satellite Features

Wide area

The service area of each satellite covers a third of the earth's surface.

Multicast

Data is sent simultaneously via a single transmission to the whole coverage area.

Flexibility

Easy to set up, move and remove communication bases with small-diameter antenna enabling the installation of communications lines in digital divide areas.

Disaster readiness

Not affected by natural disasters as are terrestrial networks.

Business Overview and Revenue by Services

Network-Related Services

Segment revenues consist mainly of satellite communications services: internal networks as well as domestic and international telecommunications services for government agencies, corporate customers, NTT Group and telecommunications carriers.



Millions of Yen
20,000
15,000
10,000
5,000
0
'02
'03
'04
'05

Other

Other includes revenues from the provision of satellite control services and other miscellaneous services.

Broadcast and Video Distribution Services

Segment revenues come from broadcasting services, such as a service for broadcasters that provides channels to SKY PerfecTV!; satellite transmission services such as domestic and international video transmission to broadcasters; and the JC-HITS business, a digital content distribution service for cable television stations.



Millions of Yen
30,000
25,000
20,000
15,000
10,000
5,000
0
'02
'03
'04
'05

Satellite Coverage



North America

- Joint venture with PanAmSat
- Successful launch of Horizons-1 in October 2003

Asia-Pacific Region

- Expansion of international service via JCSAT-3 and JCSAT-2A
- Conclusion of a joint sales agreement with PanAmSat

Our Satellite Fleet

Fleet	Business domain	Outline	Launch date	Design life
JCSAT-1B	Domestic/Global Video Distribution	Offers domestic and international telecommunications via Ku-band transponders.	Dec. 3, 1997	12 years
JCSAT-2A	Domestic/Global/NTT Broadcasting/Video Distribution	Provides telecommunications networks for corporate customers and pulse-code modulation audio broadcasts via Ku-band transponders as well as C-band broadband network services for global customers.	March 29, 2002	11 years
JCSAT-3	Domestic/Global Broadcasting/Video Distribution	Offers satellite digital multichannel SKY PerfecTV! broadcasts via Ku-band transponders and international telecommunications services mostly in the Asia-Pacific region through C-band transponders.	Aug. 29, 1995	12 years
JCSAT-R	Other	Backup unit for other JCSAT satellites.	Feb. 17, 1997	12 years
JCSAT-4A	Domestic Broadcasting/Video Distribution	Provides SKY PerfectTV! broadcasts with JCSAT-3 as well as corporate internal networks and intranets.	Feb. 16, 1999	14.5 years
JCSAT-110	Broadcasting	Located in the same orbital slot as Japanese BS satellites and used for the new DTH service of SKY PerfecTV!110.	Oct. 7, 2000	15 years
N-STARa	Domestic/NTT	Provides telecommunications services offered by the NTT Group and corporate intranets.	Aug. 29, 1995	10 years
N-STARb	NTT		Feb. 5, 1996	10 years
Horizons-1	NTTGlobal Video Distribution	This satellite makes JSAT the first Asian satellite operator with a satellite placed over North America. Its Ku-band transponders' payload covers North America and Hawaii. Together with the C-band transponders of JCSAT-2A, it creates a seamless network from the U.S. East Coast to Asia and Oceania.	Oct. 1, 2003	15 years

Network-Related Services　Broadcast and Video Distribution Services　Other

Note: The design life of a satellite is not the same as the operational life and does not indicate the launch time of replacement satellites or the timing of investment in replacement satellites. In addition, the operational life of a satellite may be shorter than the design life, due to such factors as excessive consumption of propulsion fuel or in-orbit failure.

n fiscal 2004, ended March 31, 2005, we achieved our initial earnings targets of ¥44,000 million in consolidated operating revenue and ¥4,000 million in consolidated net income, although the JSAT Group posted a decline in consolidated revenue and profit compared with the previous fiscal year due to up-front expenditures aimed at future growth, amid a harsh business environment chiefly in the domestic communications sector.

In addition, an annual dividend of ¥6,000 per share was declared and paid.

I wish to express my sincere gratitude to all JSAT's shareholders, customers and other stakeholders for your support.



Outline of results for fiscal 2004

Invigorating the domestic market through new uses for satellite communications and support services for digitized broadcasting

In fiscal 2004, the JSAT Group focused on the expansion of its global business and support for digitized broadcasting.

In the global arena, we commenced services of the Horizons-1 satellite (jointly owned with PanAmSat) covering the United States, including North America and Hawaii; expanded our orders; secured a number of large new contracts from foreign governmental organizations; and secured orders from the much anticipated Russia/Sakhalin oil-and-gas pipeline project.

In February 2004, we started the JC-HITS service, a digital content distribution service to support cable TV operators' migration to digital formats and multichannel functions. This steadily expanding service is provided by our 100% subsidiary, Japan CableCast Inc. More than 100 cable TV operators have indicated that they will adopt this service and 70 have begun to use it.

Creating new business opportunities has always been a priority for us—a strategy that has proven to be successful. However, the expiration and the cancellation of several large contracts and lower usage of networks by corporate clients have led to lower revenues from existing businesses. As a result, revenues for fiscal 2004 fell 7.3% to ¥42,884 million. A combination of lower revenues and higher cost of sales from the commencement of the Horizons-1 and JC-HITS services, including service costs, depreciation and increased general and administrative expenses, resulted in a 22.5% fall in operating income to ¥8,094 million and a 26.8% decline in net income to ¥4,522 million.

Market trends and industry environment

Terrestrial broadband companies are entering the telecommunications and broadcasting fields and deteriorating service fees have led to increased competition, but there are still potential markets where we will be able to make the most of our dominance in satellite operations

Before discussing the future outlook, I will describe the business environment surrounding JSAT's operations. In the domestic satellite communications market, technological advances in communications and broadcasting are being reflected in lower pricing. Indeed, in Japan the optical broadband communications network is widespread. These trends, combined with the expansion of terrestrial broadband services and their entry into communications and broadcasting, are in turn leading to increasingly severe competition. As a result, the areas where satellite communications were previously dominant are shrinking or demand is slowing.

At the same time, with such advantages as a large coverage area, simultaneous access and flexible disaster readiness, satellite communications play a key role in eliminating the digital divide and providing an important means of emergency communication. In the rapidly growing Asian market, demand is increasing for satellite communications that provide a seamless link between Asia and the rest of the world, to fulfill the needs of foreign companies for data communications and the massive demand for content from the United States.

In response to this changing environment, the JSAT Group established its Medium-Term Management Plan. It is now reviewing this plan while remaining committed to focusing on service and business development, cost reduction and maximizing operating efficiency as key elements of its future strategy.

Three key strategies to meet future corporate challenges

Looking ahead, we expect competition in the satellite communications and broadcasting markets to become increasingly severe. In addition, further shrinkage in our existing businesses as a result of reduced contracts with our key client, the NTT Group, and slower growth in broadcast and video distribution services, combined with up-front expenses related to the launch of JC-HITS, will likely result in lower earnings. We intend to address these issues immediately.

Issue No. 1:
Reexamine and concentrate resources in markets where satellites can exert their advantages

The addition of the public services sector as our fifth market emphasizes our proactive expansion of our solutions business
We will prioritize the cultivation of markets that demonstrate the potential for superior satellite performance to offset deterioration in our domestic business. Our important markets are "Direct To Home," and "cable TV" in image and broadcasting as well as "global," "mobile" and "public." We intend to expand our reach horizontally by developing solutions businesses that offer images, satellite communications/terrestrial hybrid infrastructures and teleports while focusing on value-added satellite services. The progress of these activities is reported on pages 8–11.

Issue No. 2:
Enhance profitability by lowering costs and raising efficiency

Optimization of satellite fleet and ground facilities and a review of in-orbit insurance policies
We intend to focus on the short- and long-term optimization of our fleet of nine satellites in eight orbital slots. Adjusting the launch of future satellites will help keep costs, including depreciation, under control. At the same time, improved efficiency in the assignment of each satellite is likely to lead to improved profitability and operating efficiency.

At the Yokohama Satellite Control Center (YSCC) and other terrestrial facilities in Japan, we intend to merge facilities and control operations to maximize synergies. In addition, following our review of in-orbit insurance, we are considering more efficient methods to insure those satellites with operational life remaining.


Key markets where
satellites can exert their advantages
DTH
(SKY PerfecTV!)
Increase viewers
SKY Perfect Marketing
HDTV conversion
Global
North America and
Asia
Form partnerships
for investment
Public Sector
Government agencies
Local governments
Cultivate new users
Cable TV
JC-HITS
Early stage start-ups
Mobile
Communications
Land, sea, and air
Cultivate new services
Solutions
Existing business domains

Issue No. 3:
Develop new businesses at an early stage

Targeting profitability for JC-HITS and establishing new business opportunities by expanding our partnership with the NTT Group
Although we have been successful in getting CATV operators to sign up for our JC-HITS service, the current growth in PPV service subscribers is slower than expected. As a result, we are shifting our sales phase to B2B2C and putting significant efforts into marketing activities so as to boost the number of PPV service users. Although our network usage contract with the NTT Group has partly expired, thereby leading to a decline in revenues, we intend to enter into a new relationship with the Group to create more synergies as a solid business partner. We believe that the NTT Group's expertise in terrestrial and mobile telecommunications networks and our experience in creating hybrid network services will make a powerful combination. We anticipate that this will lead to a sales alliance targeting the development of new corporate and administrative organization clients, as well as fuel expansion into global markets.

Although we expect a growing contribution from Horizons-1, JC-HITS and the public-sector solutions business, in light of the expiration of the NTT Group contract in March 2006, we expect revenues to decline. Although we remain doubly focused on reducing costs, start-up costs stemming from new businesses such as JC-HITS and marketing expenses for the CS digital broadcasting market will likely result in lower operating and net income.

Maximizing shareholder value

The past year was a period of significant activity for the satellite communications industry. In the United States, there were several examples of private equity funds buying satellite communications operators, suggesting that efficient investors are largely focusing on cash flow. In contrast, the European market saw a shift in focus to improving technical expertise to offer new services and hence grow profits. We believe that we can learn much from these trends.

The JSAT Group is committed to pushing forward with the expansion of new satellite communications businesses while reviewing the cost structure of existing business to maximize profitability. By increasing cash flow, we intend to maximize corporate and shareholder value and further improve EBITDA and ROE levels.

In addition, to ensure that dynamic growth continues at the corporate level, we are constantly seeking ways to improve our corporate governance and compliance system. A prime example was the introduction in 2000 of our stock option system. We believe that by sharing the interests of the shareholders and management inherent in business expansion, we will be able to improve corporate value and governance.

We place great importance on shareholder returns and see no reason to change our long-standing policy of paying dividends in line with corporate earnings on a long-term basis. We are also considering appropriating our earnings to maintain a strong financial position and expand into new business areas. During the fiscal year under review, we saw earnings fall owing to the expiration of some large contracts. However, we used our healthy cash flow to pay a dividend of ¥6,000 as part of our plan to return funds to shareholders. In addition, we remain committed to maintaining a flexible capital policy in order to respond to rapid changes in the operating environment while maximizing shareholder value. As a result, we revised our Articles of Incorporation at our June 25, 2004, Ordinary General Meeting of Shareholders to authorize decisions by our Board of Directors regarding share buybacks. At a the Board meeting on June 1, 2005, we made decisions relating to the retirement of treasury stock held at the end of May 2005 and further share buybacks. We finished purchasing our shares on June 28, 2005.

As described above, the business environment has become severe, but JSAT will continue to strategically expand its operations and devote its greatest efforts to increasing corporate value. On behalf of the Board of Directors and everyone at JSAT, I look forward to your ongoing support.

July 2005



Kiyoshi Isozaki
President and CEO

Aggressive investment in key markets as part of our goal to expand the satellite communications market.

Despite increased competition in key markets where satellites can exert their advantages, we are confident we will emerge as a winner—maintaining our position as market leader. To this end, we are taking great care to carefully select markets that reexamine the superiority of satellite communications and concentrate our corporate resources on these key areas. To be more precise, we are keen to meet the full range of "broadcasting," "global," "mobile" and "public-sector" needs. While offering support in the digitization of image and broadcasting segments, we also focus on value-added satellite services in the communication segment that exploit the advantages of satellite. We believe these efforts will help us expand the reach of the satellite communications market.

Broadcasting services

Energizing the CS digital broadcasting market through a newly established marketing company while promoting the digitization of broadcasting by expanding our JC-HITS service

CS analog television broadcasting began in 1992, followed by SKY PerfecTV! CS digital broadcasting in 1996 and the launch of the JCSAT-110 satellite in the same orbital slot as the BS satellite at 110 degrees East in 2002. This paved the way for the launch of SKY PerfecTV!110, a broadcasting CS digital channel without the switching tuner and antenna required for BS digital broadcasting.

The JSAT Group has taken great care to offer full support to the CS digital broadcasting market playing a key role in creating this important market. From its start of 100 channels provided by SKY PerfecTV! and SKY PerfecTV!110, it has expanded to some 300 channels. The wide and appealing program lineup resulted in more than 3.85 million subscribers as of May 2005. However, in light of the expanded and improved level of terrestrial communications services, it is now evident that CS digital broadcasting needs to be able to offer even more value-added services to stand out from the competition.

Operational Flow of SKY PerfecTV!



Content
Fees
Contract
JSAT
Broadcasting fees
Uplink contract
Uplink fees
Broadcasting agreement
Broadcasters
Viewing fees
SKY PerfecTV!
Viewing fees
SKY PerfecTV! subscribers
Subscription contracts

Notes:
1. Broadcasting fees include transponder fees and uplink fees.
2. Broadcasters refers to "licensed broadcasters" pursuant to Japan's Broadcast Law and "broadcasters on telecommunications services" pursuant to Japan's Law Concerning Broadcast on Telecommunications Services.

DTH market

Our response to the slower growth of the paid multichannel broadcasting market has been to tie up with CS digital broadcasting service platform provider SKY Perfect Communications Inc. Together, we established Sky Perfect Marketing to focus on the rental and sale of tuners and antennae. Previously, tuners and antennae were sold directly to subscribers, however, by switching to the rental method we have been able to grow our subscriber base and prevent contract cancellations. In addition, we have developed a lens antenna, "Lune Q," with Sumitomo Electric Industries, Ltd., that enables compatibility with multiple satellites for CS digital broadcasting and started sales from December 2004. Looking ahead, by offering improved image quality and high vision capability we intend to create new business opportunities.

JC-HITS Service Flow



Program suppliers
Transmission management fees
Transmission management
Content and service
Fees
PPV content provision
Program distribution service
CATV
JC-HITS
Service fees
PPV content fees (revenue sharing)
Japan CableCast Inc.
(100% ownership by JSAT)
Service fees
Broadcasting service
PPV content provision
PPV content fees (revenue sharing)
PPV content providers
Subscribers

Cable TV market

In light of the growing number of CATV operators using the JC-HITS service, a digital content distribution service to support CATV operators' migration to digital formats, we aim to increase the number of viewers by offering expanded PPV (Pay Per View) services. In addition, our plans to support the Video On Demand (VOD) service have led to our creation of hybrid networks with terrestrial services to promote digital multichannel broadcasting.

Global services

Forming new partnerships and alliances to become Asia's No. 1 player

For satellite communications providers to be able to successfully expand their scale of operations, they must adopt an increasing role in the global satellite communications market. There is burgeoning demand in the United States for high-vision HDTV. Asian countries are also eager to access the abundant content that the United States offers. We would point out that JSAT already covers a wide area from the whole of the Asian region, including India and Pakistan, to Oceania and Hawaii with its own satellites and has bolstered its services in the Asian region.

In October 2003, we successfully launched the Horizons-1 satellite, which covers North America through a joint venture with PanAmSat (PAS) Corporation, a premier provider of global video and data broadcasting services via satellite in the United States. In June 2005, we decided to jointly procure Horizons-2 with PAS to operate the Ku-band satellite communications business at 74 degrees West. With this satellite, we are distributing video content throughout North America and aggressively cultivating demand for communications between Asia and the United States. This move marked the first entry into the U.S. market by an Asian satellite operator, and JSAT International Inc., JSAT's U.S. subsidiary, is conducting the full range of sales and marketing activities in conjunction with PAS.

In October 2004, JSAT acquired an equity stake in Teleport Access Services, Inc. (TAS), a major Taiwanese value-added telecommunications operator, by purchasing 5% of the company's issued shares. Besides supporting TAS's existing and new businesses, we aim to gain full benefit from our mutual expertise and join forces to develop new businesses. More specifically, we will provide data communications services for multinational companies in the Asian region, offering borderless facility maintenance and management services by integrating the teleport facilities of both parties, and distributing digital content provided to cable TV operators and other broadcasters in the region. Using business in the Taiwanese market based on our links with TAS as a springboard, we aim to expand services in China and throughout Asia.

Furthermore, in November 2004, we became the first Japanese satellite communications provider to receive an order for satellite communications services from Russia, a rapidly expanding market expected to see growth on a par with China. Primarily, we will provide a communications network for pipeline bases for the Sakhalin oil-and-gas development project thereafter actively cultivating latent demand in Sakhalin itself, a region suffering significantly from the digital divide.

We believe that the active pursuit of additional synergistic partner links with overseas satellite operators will support us in our aim of procuring new customers through the expansion of our coverage area.

Mobile communications services

Supporting the creation of high-value-added business through a hybrid network of satellite and terrestrial communications services

In April 2005, the JSAT Group commenced a trial service in preparation for Japan's first Maritime Satellite Internet Services. Existing marine communications services have high communications fees and slow communications speed, and there has been limited progress in their uptake. This new service uses NTT DoCoMo. Inc.'s satellite packet service or KDDI Corporation's INMARSAT service for the low-capacity uplinks (transmission from boats) and Ku-band, JSAT's satellite communications service, for the high-capacity downlink (reception by boats). The Ku-band downlink will achieve data communication speeds of more than 1 Mbps. Based on this high-speed, flat-rate, broad-coverage maritime broadband communications solution, we are keen to unearth demand from potential users such as shipping companies in anticipation of the launch of actual service in September 2005. Preliminary services for inland vessels will be offered first, with plans for extension to ocean vessels in the future. In June 2005, JAMSTEC (Independent Administrative Institution, Japan Agency for Marine-Earth Science and Technology) began to use our preliminary services. We expect to provide service for aerial demand as well.

Hybrid Network Services



Downlink (land to ships)
JCSAT satellite
JSAT Ku-band service
N-Star satellite
INMARSAT satellite
NTT DoCoMo satellite
KDDI's INMARSAT service
Uplink (ships to land)

JSAT's satellite communications service is used for high-capacity downlinks to receive content, whereas NTT DoCoMo's satellite packet service or KDDI's INMARSAT service is used for low-capacity uplinks.

Services for local governments and public institutions

Meeting public needs with satellite communications disaster readiness and flexibility

Local governments and public institutions have a major need for satellite communications for disaster readiness, wide-area coverage and simultaneous-access delivery functions. Accordingly, in May 2005, we began a trial service of satellite Internet connections aimed at local governments and corporate users in areas without access to broadband connections. Although the introduction of online government and medical services is proceeding at a rapid rate, there is a digital divide where high-speed terrestrial networks do not cover mountainous regions and remote islands. This service makes full use of the wide reach and large volume advantage of satellite communications offering megabit-level satellite communications to improve and energize local government services. There are great hopes that this system will serve as an important lifeline in the event of any disaster, and a trial service has already commenced. We intend to market these services to local governments and public institutions throughout Japan.

In addition, bearing in mind the urgent need to rapidly assess a situation in times of emergencies and accidents, we believe there is a great need for the mobility of satellite communications that use easily transportable earth stations. Government offices also have a need to transmit images, and we intend to make joint proposals with the NTT Group to make use of their powerful channels and actively promote our services. We are also developing a new service that uses satellites as a recovery system following D-DOS attacks on the intranets of CIPs (Critical Infrastructure Providers) and governmental offices rather than a terrestrial network.

The satellite communications industry—with its large coverage area, ability to support large volumes and role in disaster readiness—plays a critical role in today's communications infrastructure. JSAT takes its role as a corporate citizen seriously, consistently striving to realize a safe and accurate information communications society. In its role as Asia's largest satellite provider, JSAT places utmost importance on minimizing the impact of its operations on the environment and preserving the global environment for future generations. Such activities are a major premise behind the continued growth of this company and we believe will result in improved corporate value.

Our Four Environmental Themes

Being a satellite operator that considers environmental protection and convenience	Operating environmentally sound satellite control centers
Promoting work practices that constantly take into account environmental protection	Setting and communicating goals for continuous environmental activities

JSAT's satellite communications service—promoting disaster readiness and eliminating the digital divide

Satellite networks provided by JSAT play a vital role in disaster readiness. A prime example is the SAO service, which uses satellite communications services rather than terrestrial networks to provide always-on, two-way connections. Users can be confident that even in the case of a major disaster their connection will remain uninterrupted while the service can also be used as a backup for core communications lines. The system eliminates the digital divide often experienced in mountainous regions or links to remote areas and can be used in a wide variety of plant monitoring and security systems. Our introduction of the simplified VSAT (Very Small Aperture Terminal) service in the summer of 2002 was a significant step forward in the ability to provide emergency communications in the event of a natural disaster or to monitor remote areas. We are already working to expand the reach of this service as an online data backup for financial institutions and an emergency network for designated disaster areas.

JSAT's environmental policy

JSAT has acquired ISO 14001 certification, the international standard for environmental management systems, in December 2002 and established its environmental policy in January 2004, focusing on four key themes. Based on this policy, we aim to promote the diffusion of satellite communications networks, which are much less of a burden on the environment than the scattered transmission lines of terrestrial communications networks. In addition, our satellite control center has been equipped with a highly energy-efficient system as well as the latest equipment to prevent the escape of any pollutants. We are also putting great efforts into raising employee awareness of environmental issues by setting environmental goals.

Compliance and Corporate Governance

JSAT places the utmost priority on strict adherence to regulations and ethics in its compliance management. It recognizes and believes that transparency and highly efficient management are fundamental factors in corporate governance. JSAT also intends to maintain its policy of timely disclosure of information to shareholders and investors to promote management transparency. These efforts include the preparation of quarterly financial disclosure statements, prepared in conformity with both U.S. and Japanese generally accepted accounting principles (GAAP), which we started from the Company's initial public offering in August 2000.

Corporate Governance Framework



General Meeting of Shareholders
Appointment/Dismissal
Appointment/Dismissal
Advisory Committees (Voluntary)
Remuneration Committee
Nominations Committee
Reference
Advice
Board of Directors
Director/ Non-Executive Directors
Audit
Board of Corporate Auditors
Non-Executive Corporate Auditors
Report
Appointment
Accounting Audit
Accounting Auditor
Internal Audit
Internal Auditing Division
Management Committee
President & CEO
Executive Officers
Report/ Planning
Reference/ Response
Compliance Committee
COO (Chief Compliance Officer)
Employee Tip Reporting System
Attorneys

Expansion of our corporate governance activities during the past fiscal year

In the past few years, we have made significant efforts in corporate governance, such as the introduction of an executive officer system, the aggressive selection of external directors and auditors, the establishment of the Remuneration Committee and the Nominations Committee, a reduction in the standard term of appointment for directors and executive officers, and the strengthening of our internal audit system. Our Board of Directors consists of nine directors (five of which are external directors), whereas the Remuneration Committee and the Nominations Committee, which were established as advisory bodies to the Board of Directors, each consist of three persons—three directors (two of which are external directors). We believe we have now put in place an optimal system of checks and balances for decision-making and the corporate management process.

We have implemented the following initiatives to further improve corporate efficiency and transparency:

1. Establishment and implementation of a compliance framework
In line with the ethics and standards of conduct guidelines and the compliance program established last year, we have implemented a compliance training program and a survey to check the extent to which standards have permeated our organization and to further strengthen our observance of legal issues.

2. Issuance of stock options (stock acquisition rights)
To share both the risk and profits and to further enhance corporate value, the Company issued stock options in August 2004 to directors and management-level employees of the parent company and certain group subsidiaries.

Selected Financial Summary

Consolidated Six-Year Summary

JSAT Corporation and Subsidiaries
Years Ended March 31, 2000, 2001, 2002, 2003, 2004 and 2005

	Millions of Yen						Thousands of U.S. Dollars[1]
	2000	2001	2002	2003	2004	2005	2005
Operating results							
Revenues	¥26,986	¥38,160	¥40,783	¥45,121	¥46,241	¥42,884	$400,781
Network-related services	—	—	17,504	16,901	19,069	14,467	135,205
Broadcast and video distribution services	—	—	22,332	27,347	26,477	27,811	259,917
Other	—	—	947	873	695	605	5,659
Operating expenses	19,296	26,990	29,458	33,343	35,797	34,789	325,135
Operating income	7,691	11,171	11,325	11,779	10,444	8,094	75,646
Net income	2,697	5,125	5,609	6,182	6,178	4,522	42,265
Financial position							
Total assets	¥140,100	¥169,640	¥164,432	¥169,230	¥177,620	¥159,951	$1,494,873
Total shareholders' equity	55,012	95,884	96,907	93,207	102,663	91,408	854,278
Interest-bearing debt	77,139	56,971	51,874	41,406	37,808	35,280	329,723
Cash flows							
Net cash provided by operating activities	¥ 15,678	¥ 22,728	¥ 19,930	¥ 25,867	¥ 22,479	¥22,603	$211,240
Net cash used in investing activities	(39,080)	(26,602)	(16,140)	(30,065)	(13,660)	(9,641)	(90,105)
Net cash provided by (used in) financing activities	20,333	9,579	(9,590)	4,870	(7,926)	(12,325)	(115,186)

Per share data	Yen						U.S. Dollars
Earnings—basic[2]	¥9,794	¥13,937	¥14,639	¥16,249	¥16,346	¥12,603	$117.78
—diluted	9,794	13,935	14,639	15,175	15,254	11,720	109.53
Total shareholders' equity	201,923	260,737	252,918	244,974	271,645	254,730	2,381
Cash dividends	0	0	8,451	4,977	6,503	6,116	57.16

Key data and ratios	Millions of Yen						Thousands of U.S. Dollars
EBITDA[3]	¥ 17,977	¥27,024	¥27,963	¥28,692	¥28,483	¥24,375	$22,780
Capital expenditures	36,720	15,791	12,428	18,891	7,818	11,178	104,465
Depreciation and amortization	10,167	15,420	16,476	16,698	18,537	16,081	150,291
Research and development	102	269	188	212	166	123	1,151
Operating margin (%)	28.5%	29.3%	27.8%	26.1%	22.6%	18.9%	
EBITDA margin (%)[4]	66.2%	70.8%	68.6%	63.6%	61.6%	56.8%	
Return on equity (ROE) (%)	4.9%	6.8%	5.8%	6.5%	6.0%	4.9%	
Equity ratio (%)	39.3%	56.5%	59.3%	55.1%	57.8%	57.1%	
Debt/Equity ratio (%)	154.7%	76.9%	68.6%	81.6%	72.9%	75.0%	
Number of shares outstanding	338,154.5	383,154.5	383,154.5	383,154.5	383,154.5	383,154.5	

Notes:
1. U.S. dollar amounts have been translated from Japanese yen, for convenience only, at the rate of ¥107=U.S.$1, the approximate rate of exchange on March 31, 2005.
2. Basic earnings per share are calculated based on the weighted-average number of shares of common stock outstanding during each year, which were 380,476, 377,931 and 358,842 shares for the years ended March 31, 2003, 2004 and 2005, respectively.
3. EBITDA (Earnings before Interest, Tax, Depreciation and Amortization) represents the total of net income, interest, tax, depreciation and amortization.
4. The EBITDA margin is the ratio of EBITDA to revenues.

Unaudited Quarterly Data

JSAT Corporation and Subsidiaries
Years Ended March 31

2005	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	FULL YEAR
	Millions of Yen, Except Per Share Amounts				
Operating results					
Revenues	¥10,515	¥10,563	¥10,378	¥11,428	¥42,884
Operating income	2,465	1,900	1,888	1,841	8,094
Net income	1,225	1,451	542	1,304	4,522
Financial position					
Total assets	¥168,663	¥167,794	¥163,097	¥159,951	¥159,951
Total shareholders' equity	93,328	95,153	92,872	91,408	91,408
Cash flows					
Net cash provided by operating activities	¥9,207	¥4,345	¥5,898	¥3,153	¥22,603
Other data					
EBITDA	¥6,540	¥6,466	¥5,171	¥6,213	¥24,375
EBITDA margin (%)	62.2%	61.2%	49.8%	54.4%	56.8%
Earnings per share—basic (EPS)	¥3,346.29	¥4,071.33	¥1,520.26	¥3,468.71	¥12,602.71
Weighted-average number of shares outstanding	366,138	356,419	356,419	375,998	358,842

2004	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	FULL YEAR
	Millions of Yen, Except Per Share Amounts				
Operating results					
Revenues	¥10,882	¥10,866	¥11,023	¥13,470	¥46,241
Operating income	2,823	2,816	3,012	1,793	10,444
Net income	1,500	1,437	1,532	1,709	6,178
Financial position					
Total assets	¥167,939	¥178,133	¥173,400	¥177,620	¥177,620
Total shareholders' equity	94,513	100,931	98,247	102,663	102,663
Cash flows					
Net cash provided by operating activities	¥8,267	¥4,758	¥6,170	¥3,284	¥22,479
Other data					
EBITDA	¥7,044	¥6,740	¥7,030	¥7,669	¥28,483
EBITDA margin (%)	64.7%	62.0%	68.7%	67.1%	61.6%
Earnings per share—basic (EPS)	¥3,964.57	¥3,781.10	¥4,055.76	¥4,545.25	¥16,345.94
Weighted-average number of shares outstanding	378,405	379,989	377,735	375,919	377,931

Our Business

JSAT serves many large companies in Japan that use transponder capacity on JSAT's satellites to operate internal telecommunications networks and for other telecommunications needs. JSAT's satellites are well suited to support the high-volume, wide-distribution, high-speed networks that these companies require.

Satellite communications are superior to other forms of communications in several ways. First, they are wide area, that is, one satellite can communicate over a region equivalent to about one-third of the earth's surface area. Second, they have multicast capability, which means that they can transmit the same information almost simultaneously with a single transmission to the whole coverage area. Third, they are flexible. It is possible to receive and transmit with small-diameter antenna equipment, making it easy to install communications lines even in such remote areas as mountainous regions and isolated islands. At the same time, with communications bases that are easy to set up, move and remove, it is possible to construct highly flexible networks, including automobile stations and portable stations. Fourth, they are high capacity. Because the transponders are broadband, it is possible to combine video, data and audio and transmit them simultaneously. Finally, unlike terrestrial networks, satellite communications tend not to be affected by natural disasters occurring on the ground.

The JSAT Group's earnings mainly comprise data communications services, including transponder usage charges and uplink charges, and video transmission services.

The JSAT Group uses the aforementioned merits of satellite communications to offer the network-related services, broadcast and video distribution services and other services explained on page two of this report.

Year in Review (year ended March 31, 2005)

Highlights

- Steady growth in the number of cable TV operators signed up for JC-HITS
- Stable expansion in global operations
- Strong performance in broadcast and video distribution services
- Expanded services for domestic governmental organizations
- Stable dividend payments of ¥6,000 per share

Overview

During fiscal 2004, the domestic economy expanded gradually, fueled by a recovery in capital expenditures and personal consumption. However, rising raw material prices and fears of a slowdown in exports suggest that the outlook will remain unclear in the short term. In the satellite communications industry, technical advances in terrestrial communications services and falling prices have intensified competition.

Despite this difficult operating environment, we recorded strong results in our broadcast and video distribution services, expanded international sales as a result of new government contracts and extended the contribution from the JC-HITS digital support service for cable TV and Horizons-1. However, the partial expiration of our contract with the NTT Group and the shrinkage or termination of domestic communications usage by corporate clients caused revenues to decline 7.3% to ¥42,884 million.

At the operating level, increased service costs and depreciation expenses from the launch of new businesses such as JC-HITS and Horizons-1 resulted in operating income deteriorating 22.5% to ¥8,094 million. Net income was down 26.8% to ¥4,522 million.

Revenues

JSAT presents its financial statements based on a single business segment—the provision of satellite transponder capacity on satellites owned by the Company to various customers. However, to facilitate efficient and effective management, revenue information is broken down into two main service areas and analyzed according to customer and type of service provided.

Review by services

Network-related services

The procurement of large new contracts for global services by governmental organizations contributed significantly to revenue. Another contributor to revenue was the startup in August 2003 of networks for mobile communications services for NTT DoCoMo by N-STARa and N-STARb satellites. However, the expiration and partial cancellation of several large contracts at the end of the previous fiscal year resulted in revenues falling 24.1% to ¥14,467 million.

Broadcast and video distribution services

The additional sales following the startup of such services as Horizons-1 and JC-HITS for broadcasters and the opening of new channels on the CS digital broadcasting service contributed to a 5.0% increase in revenues to ¥27,811 million.

Other

Revenues for these services fell 12.9% to ¥605 million.

Operating expenses

Total operating expenses were down 2.8% to ¥34,789 million resulting in the ratio of operating expenses to revenues rising 3.7 percentage points to 81.1%. This was due largely to the adverse impact of expenses related to the startup of new business and depreciation expenses related to Horizons-1.

The cost of services rose 9.8% compared with the previous fiscal year to ¥11,731 million. This includes costs relating to SKY PerfecTV!, in-orbit insurance, satellite operations and merchandise. These higher costs were largely due to an increase in JC-HITS-related equipment costs.

Sales and marketing expenses rose 13.8% to ¥3,137 million largely due to increased selling and promotion/marketing costs relating to JC-HITS.

Depreciation and amortization fell 13.2% to ¥16,081 million. At March 31, 2004, NTTC cancelled an agreement to use a certain band of the two satellites. In connection with this cancellation, the Company recognized ¥2,343,000 thousand of additional depreciation related to Ku-band of N-STAR a/b for the year ended March 31, 2004. The largest component of operating expenses is depreciation of satellites, which is calculated on a useful life basis of 2–17 years using the straight-line method.

General and administrative expenses were up 0.2% to ¥3,718 million largely due to the introduction of pro forma standard taxation. The taxation was levied on the size of business more than ¥100 million.

As a result of the aforementioned factors, operating income fell 22.5% to ¥8,094 million.

In light of our plans to further expand earnings, we expanded our hiring of new graduates/employees, resulting in a 1.1% increase to 266 employees on a consolidated basis.

Accordingly, personnel expenses accounted for 13.8% of general and administrative expenses, up 1.9 percentage points from the previous fiscal year.

Other income (expenses)

Interest expense fell 26.6% to ¥523 million as a result of paying back some long-term debt. Equity in earnings of affiliated companies fell 62.1% to ¥24 million.

Other—net improved from expenses of ¥512 million in the previous term to income of ¥211 million. As a result of the above factors, other expenses—net was ¥288 million, down from the previous level of ¥1,161 million.

Net income and comprehensive income

Income before income taxes and minority interests fell 15.9% to ¥7,806 million.

Income taxes rose 6.3% to ¥3,248 million. Accordingly, the effective tax rate increased 8.7 percentage points to 41.6%.

Net income declined 26.8% to ¥4,522 million, which was the mainly attributable to an increase in valuation allowance. Although the weighted-average number of shares outstanding fell to 358,842 from 377,931 at the end of the previous fiscal year, basic earnings per share of common stock fell 22.9% to ¥12,603, whereas diluted earnings per share were ¥11,720. Please refer to page 32 of this report for a detailed explanation of the calculation method for earnings per share.

During the fiscal year, unrealized holding losses on securities stood at ¥6,764 million, largely due to a decline in the value of marketable securities.

Losses on foreign currency translation adjustments shrunk from ¥331 million in the previous period to ¥88 million. As a result of the above factors, comprehensive income for the term was ¥2,314 million.

Revenues by Services
Millions of Yen



50,000
40,000
30,000
20,000
10,000
0
'01
'02
'03
'04
'05
Network-related
Broadcast and video distribution
Other

Operating Income
Millions of Yen



12,500
10,000
7,500
5,000
2,500
0
'01
'02
'03
'04
'05

Prior Year in Review (year ended March 31, 2004)

Highlights

- Transfer of satellite ownership interest from NTT DoCoMo and purchase of JSAT stock by NTT DoCoMo
- Successful launch of Horizons-1 and commencement of operations
- Commencement of the JC-HITS service

Overview

In fiscal 2003, the fiscal period ended March 31, 2004, the Japanese economy began to show signs of recovery, despite sluggish consumer spending. This expansion was fueled by strong exports of manufactured products and buoyant investment in plant and equipment. In the domestic broadcasting industry, terrestrial digital broadcasts commenced in certain regions, and, coupled with strong sales of digital consumer electronics, the period raised expectations for a near-term improvement in business conditions. Consolidated revenues increased 2.5% to ¥46,241 million, operating income fell 11.3% to ¥10,444 million and net income slipped 0.1% to ¥6,178 million.

EBITDA decreased 0.7% to ¥28,483 million, whereas the EBITDA margin deteriorated 2.0 percentage points to 61.6%. ROE declined 0.5 percentage point to 6.0%.

Review by services

Network-related services

Consolidated revenues grew 12.8% to ¥19,069 million. Although some customers scaled back or terminated transponder usage following lower prices in terrestrial telecommunications services using optical fiber and digital subscriber line (DSL) technology, this was more than offset by positive factors in other areas. These positive factors included cancellation fee income from the termination of certain business service agreements; the first full year of revenue contribution from additional transponder capacity at NTT East and NTT West, which commenced in July 2002; and a major new contract from a governmental agency for international services, which takes advantage of the wide geographical coverage provided by satellites.

Broadcast and video distribution services

Consolidated revenues fell 3.2% to ¥26,477 million. Positive factors included the first full-year revenue contribution from the SKY PerfecTV! 110 service, which commenced in June 2002 using JCSAT-110, and contributions from new channels on the SKY PerfecTV! platform, including the Disney Channel. The main factor leading to the overall decline in revenue was the termination of our technical and business support contract with SKY Perfect Communications Inc. ("SKY Perfect") in March 2003, which had previously contributed approximately ¥1.3 billion annually.

Other

Consolidated revenues fell 20.3% to ¥695 million. This drop was mainly the result of the transfer of satellite ownership interests from NTT DoCoMo to JSAT, resulting in lower revenues from satellite control services to the NTT Group.

Operating expenses

Total operating expenses climbed 7.4% to ¥35,797 million. As a proportion of revenues, total operating expenses rose 3.5 percentage points to 77.4%. This was mainly due to the

General and Administrative Expenses
Millions of Yen


5,000
4,000
3,000
2,000
1,000
0
'01
'02
'03
'04
'05

Interest Coverage Ratio
Times


50
40
30
20
10
0
'01
'02
'03
'04
'05

termination of our technical and business support contract with SKY Perfect and increases in the cost of services and sales and marketing expenses as a result of efforts to secure replacement revenue.

The cost of services grew 4.7% to ¥10,685 million. The costs were primarily for uplinks of SKY PerfecTV! broadcasts, in-orbit insurance, satellite operations and merchandise. The increase was mainly owing to a rise in merchandise costs. Uplink costs and in-orbit insurance premiums were relatively unchanged, at ¥3,998 million and ¥2,294 million, respectively.

Sales and marketing expenses climbed 16.3% to ¥2,756 million, mainly because of an increase in advertising expenses related to broadcasting services.

Depreciation and amortization rose 11.0% to ¥18,537 million, mainly owing to additional depreciation of the N-STARa and N-STARb satellites, which totaled ¥2,343 million. This reflected a change in the economic circumstances of these two satellites, including the cancellation of certain business service agreements by NTT Communications related to N-STARa and N-STARb. The company's largest operating expense is depreciation of its satellites, which is computed under the straight-line method and uses operational lifetimes of 2–17 years until the book value is reduced to zero.

General and administrative expenses grew 8.5% to ¥3,710 million, largely owing to an increase in outsourced specialist expenses to build facilities at the Yokohama Satellite Control Center (YSCC) needed to operate the JC-HITS service.

As a result of the aforementioned factors, operating income declined 11.3% to ¥10,444 million.

At the end of the period, the number of employees, on a consolidated basis, stood at 263, a 0.4% increase compared with the previous year-end.

Other income (expenses)

Interest expense fell 22.8% to ¥713 million as a result of scheduled repayments of long-term debt. Equity in earnings of affiliated companies decreased 17.3% to ¥64 million.

Other—net amounted to expenses of ¥512 million compared with income of ¥177 million in the previous period.

As a result of these factors, other expenses—net amounted to ¥1,161 million compared with ¥669 million in the previous period.

Net income and comprehensive income

Income before income taxes and minority interests dropped 16.4% to ¥9,284 million. Income taxes amounted to ¥3,055 million, a 37.6% decrease compared with the previous period. The effective tax rate declined 11.2 percentage points to 32.9%, which was mainly attributable to a decrease in the valuation allowance. Minority interests in income of subsidiaries increased from ¥28 million to ¥51 million.

Net income decreased 0.1% to ¥6,178 million. The weighted-average number of shares outstanding fell from 380,476 in the previous period to 377,931 during the period under review. Basic earnings per share of common stock increased 0.6% to ¥16,346, whereas diluted earnings per share of common stock amounted to ¥15,254.

Unrealized holding gains on securities held by JSAT for the year ended March 31, 2004, amounted to ¥7,522 million compared with unrealized holding losses of ¥5,338 million during the previous period. This mainly reflected a large gain in the market value of equity securities held by the Company in SKY Perfect Communications.

Foreign currency translation losses totaled ¥331 million in the period under review compared with losses of ¥295 million in the previous period.

As a result of the above factors, comprehensive income for the year ended March 31, 2004, was ¥13,396 million compared with ¥506 million in the previous period.

Financial Position

Total assets at the end of the period were ¥159,951 million, down 9.9% mainly because of the drop in the value of marketable securities. Total liabilities decreased 8.0% to ¥68,375 million due to the repayment of long-term debt. The impact of lower debt was also reflected in the 6.7% decline in interest-bearing debt to ¥35,280 million. Total shareholders' equity fell ¥11,255 million to ¥91,408 million as a result of the reduction in unrealized gains on marketable securities and the buyback of shares. Accordingly, the equity ratio fell 0.7 percentage point to 57.1%.

Key Management Indicators

The JSAT Group focuses on increasing cash flow as a means of measuring the rate of improvement in corporate value. However, from the standpoint of emphasizing cash flow we have adopted earnings before interest, tax, depreciation and amortization (EBITDA) as a corporate performance benchmark given that it is often used as a point of comparison among international companies in the telecommunications industry. We are also striving to maximize shareholder value by raising our return on equity (ROE).

EBITDA decreased 14.4% to ¥24,375 million resulting in an EBITDA margin of 56.8%, down 4.8 percentage points from the previous fiscal year. ROE fell 1.1 percentage points to 4.9% as a result of lower profit margins.

Purchase of Treasury Stock

To respond to changes in the operating environment, we adopted a flexible equity policy. Accordingly, at the General Meeting of Shareholders on June 26, 2003, a resolution was passed approving the purchase of 45,000 shares at a maximum of ¥22,500 million. Subsequently, at the General Meeting of Shareholders on June 25, 2004, our Articles of Incorporation were revised to permit decisions regarding share buybacks to be decided at Board of Directors' meetings.

The Board of Directors resolved to purchase up to 10,000 shares of treasury stock at a value of up to ¥3 billion from June 1 to June 28, 2005, and a cumulative 1,525 shares had been repurchased at a value of ¥392 million as of June 28, 2005. We also retired treasury stock according to a resolution at the Board meeting held on June 1, 2005, and implemented the retirement of 26,736.5 shares, or 7.5% of shares outstanding, at a value of ¥9,928 million on the same date. Total shares outstanding were 356,418 after the retirement of the treasury shares.

Related Party Transactions

JSAT provides satellite communications networks to its related company, NTT Communications, and other parties. Otherwise, there are no important transactions between JSAT and NTT Communications and its subsidiaries or affiliates. However, JSAT also provides satellite communications networks to NTT West, NTT East and NTT DoCoMo. These four companies combined hold 20.6% of the voting rights in JSAT.

JSAT has one director who serves concurrently as a director of NTT Communications, and the president of JSAT previously served at NTT Communications. However, as there are no employee transfers, monetary loans or guarantees between JSAT and NTT Communications and its

Interest-Bearing Debt
Millions of Yen


60,000
48,000
36,000
24,000
12,000
0
'01
'02
'03
'04
'05

Debt/Equity Ratio
%


100
80
60
40
20
0
'01
'02
'03
'04
'05

Shareholders' Equity
Equity Ratio
Millions of Yen %


125,000
100,000
75,000
50,000
25,000
0
75
60
45
30
15
0
'01
'02
'03
'04
'05

subsidiaries or affiliates, the independence of JSAT is assured.

Cooperative and competitive relations exist in the domestic communications market among JSAT and NTT Communications and its subsidiaries and affiliates. Concerning transactions with the related company and other parties, please refer to pages 35–36 of this document.

Liquidity and Capital Resources

Basic policy

JSAT operates nine satellites, with most of the Company's revenues derived from these satellites as fees for the use of transponder capacity. To maintain revenues, it is necessary to replace satellites approaching the end of their operational lifetimes, which range from approximately 11 years to approximately 17 years.

Depreciation of satellites—the Company's main type of fixed assets—is computed using the straight-line method based on periods that are determined by the expected lifetime of on-board fuel, until book value is reduced to zero. Therefore, assuming the Company was able to spread out the investments in its satellite fleet according to the average operational lifetime of its satellites, the investment cycle would roughly correspond with the depreciation schedule. Hence, it would be possible to meet property and equipment investment requirements relating to the satellite fleet by allocating an amount similar to the depreciation and amortization expense.

However, we would point out that, in practice, the investment cycle for satellites varies according to the different operational lifetime of each satellite, making it extremely difficult to maintain a balanced investment cycle. The ability to flexibly finance cash shortfalls is crucial for the operation of our business due to the fact that in certain fiscal years, the amount of investment required may exceed depreciation and amortization expense or net cash provided by operating activities.

It is also the Company's policy to carry out investment over and above what is necessary for basic maintenance of the existing fleet. For example, when existing satellites are replaced, additional functions or extra capacity may be added to the new satellites. In addition to augmenting effective free cash flow, which excludes the cost of maintaining the existing satellite fleet, the Company is committed to making strategic investments that will increase its revenue base through flexible financing activities. At the same time, while uncertainty continues to hamper the domestic financial sector, it is JSAT's intention to maintain an enhanced level of liquidity.

Capital Expenditures

Based on the above policies, JSAT carried out several major property and equipment investments, totaling ¥11,178 million, for the year ended March 31, 2005. Major areas of capital expenditure included ¥8,073 million in procurement costs for telecommunications satellites and satellite communications-related equipment.

ROE
%


15
12
9
6
3
0
'01
'02
'03
'04
'05

■ **EBITDA**
▭ **EBITDA Margin**
Millions of Yen %


30,000
24,000
18,000
12,000
6,000
0
75
60
45
30
15
0
'01
'02
'03
'04
'05

■ **Depreciation and Amortization**
■ **Capital Expenditures**
Millions of Yen


20,000
16,000
12,000
8,000
4,000
0
'01
'02
'03
'04
'05

Cash Flows

Net cash provided by operating activities increased ¥124 million to ¥22,603 million. This increase was mainly due to a fall of ¥1,478 million in pretax income, a ¥1,108 million increase in accounts payable, a decrease of ¥1,366 million in corporate tax and the fact that last year's cash flows included ¥2,047 million of cancellation fee income related to telecommunications carrier service agreements.

Net cash used in investing activities fell ¥4,019 million to ¥9,641 million. Within that amount, cash flow used in property and equipment investment totaled ¥11,178 million. Cash flow used in property and equipment investment was principally ¥8,073 million for the procurement of telecommunications satellites and satellite communications-related equipment.

Net cash used in financing activities amounted to ¥12,325 million. This included repayment of borrowings of ¥13,698 million, payments to acquire treasury stock of ¥6,744 million, dividend payments of ¥2,195 million, the repurchase of convertible bonds of ¥405 million and proceeds from long- and short-term borrowings of ¥11,170 million.

As a result of the above factors, cash and cash equivalents at the end of the year increased ¥638 million to ¥2,872 million.

Research and Development

In extending the Company's business, management believes that strengthening its systems for developing new technologies and services is a priority task—and one particularly crucial in enhancing customer satisfaction and securing future revenue streams.

In fiscal 2004, expenditures on research and development were ¥123 million. The Company will focus on research toward the startup of satellite businesses around the mobile Internet, terrestrial digital broadcasting (HDTV) and bridging the digital divide.

Outlook for Fiscal 2005

Competition in the telecommunications and broadcasting sector, in which the JSAT Group operates, is expected to remain fierce for the foreseeable future. At the same time, with the expiration of some of our contracts with the NTT Group and a slowdown in growth in broadcast and video distribution services, lower revenue levels appear likely. Accordingly, we expect revenues in the next fiscal year to fall 4.5% to ¥40,940 million. JSAT's management made the revenue forecast based on rational estimates and judgments according to past results and the situation at the time of our reported accounts. However, actual results might differ from our estimates.

Net Cash Provided by Operating Activities
Millions of Yen


30,000
24,000
18,000
12,000
6,000
0
'01
'02
'03
'04
'05

Research and Development Expenses
Millions of Yen


300
240
180
120
60
0
'01
'02
'03
'04
'05

Risk Factors

Satellite launch risk and operational failure risk

As JSAT's business relies on the operation of a satellite fleet, there is inherent risk involving possible launch failure and in-orbit operational failure (e.g., breakdown, excessive fuel consumption, collision with space debris, control problems). To prepare for such risks, JSAT purchases launch and in-orbit insurance covering almost all of its satellite manufacturing costs, re-launch costs and the cost of obtaining new insurance. However, not all costs that may result from satellite launch failures are covered by such insurance.

In-orbit insurance is based on the satellite's book value and does not cover the replacement cost. The Company maintains one satellite in orbit exclusively for emergency backup. However, the backup satellite may not be able to replace all of a failed satellite's capacity and cannot replace transponder capacity on certain JSAT satellites.

Risk relating to major subsidiaries and affiliates

The JSAT Group earns a significant portion of its revenue from its relationship with its related company, NTT Communications; in the event of a cancellation of transactions with NTT Communications or a failure to fulfill its contractual obligations with JSAT, there likely would be a negative impact on JSAT's operations.

Foreign exchange risk

Although the Company's revenues are denominated mainly in Japanese yen, two of its major expense items, the construction and launch of new satellites, are denominated in U.S. dollars. JSAT has established foreign exchange forward and option contracts to reduce its exposure to currency fluctuations.

Risk of legal changes

The Company's business involves the launch and operation of satellites in domestic and overseas markets. Any changes to the legal requirements regarding satellites could have a potentially negative effect on our operations. We currently carry out our business without any hindrance from legal regulations, however, there is no guarantee that these regulations will continue in their current format or that the Company will not be adversely affected by these regulations, nor is there any guarantee that we may not be required to halt part of our operations.

Consolidated Balance Sheets

JSAT Corporation and Subsidiaries
March 31, 2004 and 2005

ASSETS	Thousands of Yen 2004	Thousands of Yen 2005	Thousands of U.S. Dollars (Note 1) 2005
Current assets:			
Cash and cash equivalents	¥ 2,233,369	**¥ 2,871,833**	**$ 26,840**
Short-term investments (Note 2)	16,507,471	**13,795,050**	**128,926**
Accounts receivable (Note 3):			
Trade	2,181,962	**2,227,897**	**20,821**
Loans	7,184,000	**8,600,000**	**80,374**
Other	2,196,079	**280,781**	**2,624**
Net investment in direct financing lease (Note 14)	1,252,854	**1,265,441**	**11,827**
Inventories	70,527	**121,146**	**1,132**
Prepaid expenses	2,640,555	**2,018,783**	**18,867**
Deferred income taxes (Note 12)	345,973	**947,424**	**8,854**
Other current assets	82,306	**228,000**	**2,131**
Total current assets	34,695,096	**32,356,355**	**302,396**
Investments:			
Investments in affiliated companies (Note 3)	5,130,414	**4,709,606**	**44,015**
Other investments (Notes 2, 3 and 5)	26,365,461	**15,197,988**	**142,037**
Total investments	31,495,875	**19,907,594**	**186,052**
Property and equipment (Notes 3, 4, 14 and 15):			
Land	2,657,571	**2,571,705**	**24,035**
Telecommunications satellites	146,916,260	**146,916,260**	**1,373,049**
Telecommunications equipment	16,770,697	**18,339,717**	**171,399**
Buildings and structures	5,128,950	**6,227,186**	**58,198**
Equipment and furniture	902,306	**800,417**	**7,481**
Construction in progress	21,229,558	**28,140,112**	**262,991**
Total	193,605,342	**202,995,397**	**1,897,153**
Accumulated depreciation	(86,218,390)	**(100,437,260)**	**(938,666)**
Net property and equipment	107,386,952	**102,558,137**	**958,487**
Deferred income taxes (Note 12)	96,528	**709,471**	**6,631**
Net investment in direct financing leases (Note 14)	1,244,853	**65,043**	**608**
Goodwill	558,211	**569,548**	**5,323**
Other assets	2,142,081	**3,785,243**	**35,376**
Total	¥177,619,596	**¥159,951,391**	**$1,494,873**

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Thousands of Yen 2004	Thousands of Yen 2005	Thousands of U.S. Dollars (Note 1) 2005
Current liabilities:			
Short-term borrowings (Note 5)	¥ 1,200,000	¥ **5,170,000**	$ **48,318**
Current portion of long-term debt (Notes 3, 5 and 14)	12,246,002	**8,666,614**	**80,996**
Accounts payable—trade:	1,510,886	**2,826,431**	**26,415**
Accrued liabilities:			
Interest	45,005	**27,653**	**259**
Taxes on income (Note 12)	1,751,228	**1,395,055**	**13,038**
Other	989,411	**1,574,096**	**14,711**
Advances from customers	2,585,469	**2,404,780**	**22,475**
Other current liabilities	867,759	**1,118,721**	**10,455**
Total current liabilities	21,195,760	**23,183,350**	**216,667**
Long-term liabilities:			
Long-term debt (Notes 3, 5 and 14)	26,392,306	**22,840,603**	**213,464**
Convertible bonds (Note 5)	20,000,000	**19,592,000**	**183,103**
Liability for severance payments (Note 6)	916,898	**1,093,029**	**10,215**
Deferred income taxes (Note 12)	3,722,066	**—**	**—**
Other liabilities (Note 3)	2,076,252	**1,665,902**	**15,569**
Total long-term liabilities	53,107,522	**45,191,534**	**422,351**
Commitments and contingent liabilities (Note 15)			
Minority interests	653,172	**168,776**	**1,577**
Shareholders' equity (Note 7):			
Common stock:	53,769,570	**53,769,570**	**502,519**
Authorized, 450,000 shares			
Issued, 2004 and 2005—383,154.5 shares			
Additional paid-in capital	34,422,394	**34,415,657**	**321,642**
Retained earnings—Unappropriated	9,874,149	**12,199,518**	**114,014**
Accumulated other comprehensive income:			
Unrealized gains and losses on securities (Note 2)	8,245,319	**1,480,850**	**13,840**
Foreign currency translation adjustments	(442,331)	**(530,306)**	**(4,956)**
Minimum pension liability adjustment	(15,748)	**—**	**—**
Total accumulated other comprehensive income	7,787,240	**950,544**	**8,884**
	105,853,353	**101,335,289**	**947,059**
Less treasury stock, at cost (2004—4,749.5 shares, 2005—7,235.5 shares)	(3,190,211)	**(9,927,558)**	**(92,781)**
Total shareholders' equity	102,663,142	**91,407,731**	**854,278**
Total	¥177,619,596	**¥159,951,391**	**$1,494,873**

Consolidated Statements of Income

JSAT Corporation and Subsidiaries
Years Ended March 31, 2003, 2004 and 2005

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2003	2004	2005	2005
Revenues (Notes 3, 9 and 14)	¥ 45,121,140	¥ 46,241,053	**¥42,883,583**	**$400,781**
Operating expenses:				
Cost of services (Note 3)	10,206,361	10,685,002	**11,730,718**	**109,633**
Sales and marketing (Note 10)	2,370,217	2,756,252	**3,137,078**	**29,318**
Depreciation and amortization (Note 4)	16,697,698	18,537,011	**16,081,152**	**150,291**
General and administrative expenses	3,418,327	3,709,725	**3,717,960**	**34,748**
Loss on property and equipment	649,946	108,683	**122,520**	**1,145**
Total operating expenses	33,342,549	35,796,673	**34,789,428**	**325,135**
Operating income	11,778,591	10,444,380	**8,094,155**	**75,646**
Other income (expenses):				
Interest expense	(922,757)	(712,615)	**(522,821)**	**(4,886)**
Equity in earnings of affiliated companies (Note 3)	77,318	63,959	**24,217**	**226**
Other—net (Notes 2, 3 and 11)	176,726	(511,872)	**210,577**	**1,968**
Other expenses—net	(668,713)	(1,160,528)	**(288,027)**	**(2,692)**
Income before income taxes and minority interests	11,109,878	9,283,852	**7,806,128**	**72,954**
Income taxes (Note 12):				
Current	4,692,983	4,070,847	**3,549,285**	**33,171**
Deferred	206,306	(1,015,546)	**(300,792)**	**(2,811)**
Total	4,899,289	3,055,301	**3,248,493**	**30,360**
Income before minority interests	6,210,589	6,228,551	**4,557,635**	**42,594**
Minority interests in income of subsidiaries	(28,257)	(50,912)	**(35,253)**	**(329)**
Net income	¥ 6,182,332	¥ 6,177,639	**¥4,522,382**	**$42,265**

	Yen			U.S. Dollars (Note 1)
	2003	2004	2005	2005
Per share of common stock (Notes 8 and 13):				
Earnings per share—basic	¥16,248.95	¥16,345.94	**¥12,602.71**	**$117.78**
Earnings per share—diluted	15,175.46	15,253.65	**11,719.93**	**109.53**

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

JSAT Corporation and Subsidiaries
Years Ended March 31, 2003, 2004 and 2005

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2003	2004	2005	2005
Net income	¥6,182,332	¥ 6,177,639	**¥ 4,522,382**	**$ 42,265**
Other comprehensive income (loss), net of tax (Note 7):				
Unrealized gains and losses on securities:				
Unrealized holding gains and losses arising during the period	(5,379,031)	7,588,335	**(6,876,395)**	**(64,265)**
Less reclassification adjustment for gains and losses included in net income	41,090	(66,619)	**111,926**	**1,046**
Net unrealized gains and losses on securities	(5,337,941)	7,521,716	**(6,764,469)**	**(63,219)**
Foreign currency translation adjustments	(294,715)	(331,226)	**(87,975)**	**(822)**
Minimum pension liability adjustment	(43,843)	28,095	**15,748**	**147**
Total other comprehensive income (loss)	(5,676,499)	7,218,585	**(6,836,696)**	**(63,894)**
Comprehensive income (loss)	¥ 505,833	¥13,396,224	**¥(2,314,314)**	**$(21,629)**

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

JSAT Corporation and Subsidiaries
Years Ended March 31, 2003, 2004 and 2005

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2003	2004	2005	2005
Common stock (Note 7):				
Balance, beginning and end of year	¥53,769,570	¥53,769,570	**¥53,769,570**	**$502,519**
Additional paid-in capital (Note 7):				
Balance, beginning of year	¥35,008,772	¥35,008,569	**¥34,422,394**	**$321,705**
Issuance of treasury stock	—	(581,973)	—	—
Costs incurred to acquire treasury stock	—	(3,189)	**(6,737)**	**(63)**
Warrants issued related to stock options (Note 8)	(203)	(1,013)	—	—
Balance, end of year	¥35,008,569	¥34,422,394	**¥34,415,657**	**$321,642**
Retained earnings (Note 7):				
Appropriated for legal reserve				
Balance, beginning of year	¥236,892	—	—	—
Transfer to unappropriated retained earnings	(236,892)	—	—	—
Balance, end of year	—	—	—	—
Unappropriated				
Balance, beginning of year	¥1,646,932	¥6,161,179	**¥ 9,874,149**	**$ 92,282**
Net income	6,182,332	6,177,639	**4,522,382**	**42,265**
Cash dividends paid (2003, 2004 and 2005—¥6,000)	(1,904,977)	(2,464,669)	**(2,197,013)**	**(20,533)**
Transfer from (to) retained earnings appropriated for legal reserve	236,892	—	—	—
Balance, end of year	¥6,161,179	¥9,874,149	**¥12,199,518**	**$114,014**
Accumulated other comprehensive income (Note 7):				
Balance, beginning of year	¥6,245,154	¥ 568,655	**¥ 7,787,240**	**$ 72,778**
Other comprehensive income (loss) for the year, net of tax	(5,676,499)	7,218,585	**(6,836,696)**	**(63,894)**
Balance, end of year	¥ 568,655	¥7,787,240	**¥ 950,544**	**$ 8,884**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

JSAT Corporation and Subsidiaries
Years Ended March 31, 2003, 2004 and 2005

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2003	2004	2005	2005
Operating activities:				
Net income	¥ 6,182,332	¥ 6,177,639	**¥ 4,522,382**	**$ 42,265**
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	16,697,698	18,537,011	**16,081,152**	**150,291**
Provision for doubtful receivables	187,099	(157,580)	**(1,708)**	**(16)**
Accrual for severance benefits, less payments	207,524	(73,733)	**111,025**	**1,038**
Foreign currency transaction loss	64,236	478,418	**36,881**	**345**
Equity in earnings of affiliated companies	(77,318)	(63,959)	**(24,217)**	**(226)**
Loss on property and equipment	649,946	108,683	**122,520**	**1,145**
Loss on sales or write-downs of other investments and other assets — net	307,786	285,394	**244,451**	**2,285**
Cancellation fee income related to telecommunications carrier service agreements	—	(2,047,291)	**—**	**—**
Deferred income taxes	206,306	(1,015,546)	**(300,792)**	**(2,811)**
Changes in assets and liabilities:				
(Increase) decrease in trade accounts receivable	(299,710)	20,774	**139,693**	**1,306**
(Increase) decrease in other accounts receivable	(16,228)	14,232	**2,008,252**	**18,769**
(Increase) decrease in prepaid expenses	(528,691)	171,219	**618,021**	**5,776**
Increase in accounts payable	81,489	207,705	**1,315,545**	**12,295**
Increase (decrease) in accrued liabilities—interest and other	(460,648)	316,860	**26,970**	**252**
Increase (decrease) in accrued liabilities—taxes on income	1,176,667	(1,195,149)	**(356,174)**	**(3,329)**
Increase (decrease) in advances from customers	1,615,185	210,561	**(180,689)**	**(1,689)**
Other—net	(126,553)	503,435	**(1,760,682)**	**(16,456)**
Net cash provided by operating activities	25,867,120	22,478,673	**22,602,630**	**211,240**
Investing activities:				
Acquisition of time deposits	(3,319,650)	—	**—**	**—**
Collection of time deposits	1,235,000	2,010,000	**—**	**—**
Payments for property and equipment	(18,431,835)	(7,794,598)	**(9,964,830)**	**(93,129)**
Proceeds from sale of property and equipment	759	—	**—**	**—**
Payments for investments in affiliated companies	—	—	**(5,000)**	**(47)**
Payments for securities of a subsidiary from minority shareholders	—	—	**(435,680)**	**(4,072)**
Proceeds from liquidation of affiliated companies	5,140	—	**—**	**—**
Payments for purchases of short-term investments and other investments	(34,953,398)	(19,944,137)	**(6,919,552)**	**(64,669)**
Proceeds from sales of short-term investments and other investments	32,302,424	15,424,721	**4,172,040**	**38,991**
Proceeds from redemption for short-term investments and other investments	—	—	**4,779,850**	**44,672**
Acquisition of intangible and other assets	(458,826)	(23,047)	**(1,212,923)**	**(11,336)**
(Increase) decrease in short-term loans receivable—net	(6,200,000)	300,000	**(1,600,000)**	**(14,953)**
Acquisition of long-term loans receivable	(244,330)	(335,000)	**—**	**—**
Collection of long-term loans receivable	—	—	**271,956**	**2,542**
Payments for investment in direct financing leases	—	(3,268,817)	**—**	**—**
Collection of lease receivables	—	771,112	**1,272,920**	**11,896**
Payments for business acquisitions, net of cash acquired	—	(800,000)	**—**	**—**
Net cash used in investing activities	(30,064,716)	(13,659,766)	**(9,641,219)**	**(90,105)**
Financing activities:				
Proceeds from short-term borrowings	3,625,000	1,325,000	**6,170,000**	**57,664**
Repayments of short-term borrowings	(4,175,000)	(2,925,000)	**(2,200,000)**	**(20,561)**
Proceeds from long-term borrowings	1,500,000	5,400,000	**5,000,000**	**46,729**
Repayments of long-term borrowings	(11,413,904)	(7,397,822)	**(11,497,822)**	**(107,456)**
Proceeds from issuance of convertible bonds	20,062,958	—	**—**	**—**
Repayments for redemption and buyback of bonds	(4,500)	—	**(405,048)**	**(3,785)**
Proceeds from sales of treasury stock	—	1,719,138	**—**	**—**
Payments to acquire treasury stock	(2,306,586)	(3,193,159)	**(6,744,084)**	**(63,029)**
Payments for cash dividends	(1,893,772)	(2,457,741)	**(2,194,804)**	**(20,513)**
Other	(524,667)	(396,121)	**(453,108)**	**(4,235)**
Net cash provided by (used in) financing activities	4,869,529	(7,925,705)	**(12,324,866)**	**(115,186)**
Effect of exchange rate changes on cash and cash equivalents	(38,079)	(159,550)	**1,919**	**18**
Net increase in cash and cash equivalents	633,854	733,652	**638,464**	**5,967**
Cash and cash equivalents at beginning of year	865,863	1,499,717	**2,233,369**	**20,873**
Cash and cash equivalents at end of year	¥ 1,499,717	¥ 2,233,369	**¥ 2,871,833**	**$ 26,840**

Supplemental information:				
Cash paid during the year for:				
Interest, net of amounts capitalized	¥1,316,087	¥ 731,593	**¥ 537,370**	**$ 5,022**
Income taxes	3,518,117	5,271,148	**3,905,458**	**36,500**

See notes to consolidated financial statements.

1. BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

I. NATURE OF OPERATIONS

JSAT Corporation (the "Company") and its subsidiaries (together, the "Companies") are primarily engaged in the satellite telecommunications and broadcasting business utilizing 9 satellites providing state-of-the-art satellite-based services mainly in Japan.

The Companies' principal lines of business are network-related services and broadcast and video distribution services. Network-related services include the provision of domestic and international full-time and occasional satellite transponder capacity to various customers, primarily corporations, for their internal telecommunications networks.

These services also include the provision of transponder capacity to NTT and related entities as part of, or as alternative routing for, their telecommunications networks.

Broadcast and video distribution services mainly consist of multi-channel digital broadcasting services through SKY Perfect Communications Inc. ("SKY Perfect").

The Company and its affiliated companies in Japan, in providing their various services, are subject to the Telecommunications Business Law, the Radio Law, the Broadcast Law and other related laws and regulations of Japan.

Telecommunications satellites are subject to significant risks, including launch failure, destruction and damage which may result in total or partial loss, or prevent commercial operation, of a satellite. The Companies have insurance coverage that generally reimburses the Companies for all or a substantial portion of the carrying value of the net assets that may be affected by such events. Additionally, the Companies operate one satellite for back-up purposes, so that the Companies can supply the services continuously in the case of launch and in-orbit failure.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

II. BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into United States dollar amounts with respect to the year ended March 31, 2005, is included solely for the convenience of readers outside Japan and has been made at the rate of ¥107=U.S.$1, the approximate exchange rate on March 31, 2005. Such translation should not be construed as a representation that the Japanese yen amounts could be converted into United States dollars at the above or any other rate.

The Company and its affiliated companies in Japan maintain their records and prepare their statutory financial statements in accordance with the Commercial Code of Japan (the "Code") by applying accounting principles generally accepted in Japan ("Japanese GAAP").

The accompanying consolidated financial statements incorporate certain adjustments, which have not been entered in the Companies' general books of account, and additional disclosures to conform with U.S. GAAP. Major adjustments and disclosures include those relating to (1) accounting for leases, (2) capitalization of interest costs, (3) accounting for goodwill, (4) accounting for compensated absence, (5) employee benefit plans, (6) common stock issue costs, (7) derivative financial instruments and (8) stock-based compensation.

III. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies applied in the preparation of the accompanying consolidated financial statements are summarized below.

(1) Consolidation and investments in affiliated companies

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Significant inter-company transactions and balances have been eliminated in consolidation. Investments in affiliated companies (companies owned 20% to 50% and corporate joint ventures in which the companies have an ability to exercise significant influence over their operations) are accounted for under the equity method, after appropriate adjustments for inter-company profits and dividends. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill, which is the excess cost of investments in subsidiaries and affiliated companies over the equity in the net assets at the date of acquisition, is not amortized but is tested at least annually for impairment.

(2) Revenue recognition

The Companies enter into transponder utilization contracts with customers to provide satellite transponder capacity and consignment contracts to transmit customers' broadcast programs.

Full-time dedicated network-related services including the provision of transponder capacity to NTT and related entities are accounted for as operating leases. Operating lease revenues are recognized on a straight-line basis over the lease term.

Revenues from broadcast and video distribution services are mainly recognized based on the contract terms on a monthly billing cycle basis.

Occasional dedicated network-related and other services revenues are recorded when the services are rendered to customers.

(3) Foreign currency translation
All asset and liability accounts of a foreign subsidiary are translated into Japanese yen at appropriate year-end exchange rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated and reported as a component of accumulated other comprehensive income.

Foreign currency receivables and payables are translated into Japanese yen at year-end exchange rates and resulting exchange gains or losses are recognized currently in income.

(4) Cash and cash equivalents
For purposes of the consolidated statements of cash flows, cash equivalents are defined as highly liquid investments which include short-term time deposits, generally with original maturities of three months or less, that are readily convertible into cash and have no significant risk of change in value.

(5) Inventories
Inventories, which mainly consist of preparatory parts of telecommunications equipment, are stated at the lower of cost determined on the specific identification basis, or market.

(6) Short-term investments and other investments
In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," unrealized gains and losses on marketable equity securities and debt securities designated as available-for-sale, whose fair values are readily determinable, are included as a component of accumulated other comprehensive income in a separate component of shareholders' equity, net of applicable taxes.

Short-term investments other than marketable equity securities and debt securities are stated at cost plus credited earnings which approximates fair value.

Other investments other than marketable equity securities and debt securities are investments in non-traded and unaffiliated companies, and investments in partnerships. Investments in non-traded and unaffiliated companies are stated at cost. If an other-than-temporary impairment of these investments is considered to have occurred, the cost basis of the individual security is written down to equity in net assets of the investee. Investments in partnerships are stated at cost plus a share of profit and loss, which approximates fair value.

The cost of securities sold is determined based on the moving average-cost method.

(7) Allowance for doubtful receivables
An allowance for doubtful receivables is established in amounts considered to be appropriate based on the Companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding. In addition, an impairment loss is recognized if the present value of expected future cash flows discounted at the loan's effective interest rate is less than the recorded investment.

(8) Property and equipment and depreciation
Property and equipment are stated at cost. The capitalized cost of telecommunications satellites includes all construction costs, launch costs, launch insurance, direct development costs and capitalized interest. Expenditures for maintenance, repairs and renewals of relatively minor items are expensed as incurred. Depreciation of property and equipment is provided by the straight-line method over the estimated useful lives of the related assets. Estimated useful lives for property and equipment are as principally follows:

Telecommunications satellites	2 to 17 years
Telecommunications equipment	4 to 9 years
Buildings and structures	5 to 50 years
Equipment and furniture	2 to 10 years

As the telecommunications industry is subject to rapid technological changes, the Companies may be required to revise the estimated useful lives of its telecommunications satellites. Accordingly, the estimated useful lives are periodically reviewed using current telemetry, tracking and control data including remaining propellant. If a significant change in the estimated useful lives is identified, the Companies account for such changes on a prospective basis.

The cost and accumulated depreciation for property and equipment sold, retired, or otherwise disposed of are relieved from the accounts, and any resulting gains or losses are reflected in income.

(9) Goodwill
In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized, but is instead tested for impairment at a level of reporting unit at least annually. The two-step impairment test is used to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized if any. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying value, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, which compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

(10) Long-lived assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets to be held and used are reviewed using undiscounted future cash flows, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The measurement of an impairment loss for long-lived assets and certain identifiable intangibles to be disposed of is based on the fair value less cost to sell.

(11) Employees' benefit plans and directors' severance indemnities

The Companies have unfunded severance indemnity plans covering substantially all of their employees other than directors, executive officers and corporate auditors. The costs of the unfunded plans are accrued based on amounts determined using actuarial methods in accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pensions."

The Companies also participate in a contributory multi-employer pension plan covering all of their employees. The costs of the multi-employer plan are accrued based on the contribution amounts.

The costs of the severance indemnity plans for directors, executive officers and corporate auditors are accrued based on the vested benefit obligation, which is the amount required to be paid if all directors, executive officers and corporate auditors terminated their appointments at each balance sheet date.

(12) Income taxes

Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this statement, the tax effect of temporary differences between the financial statements and income tax basis of assets and liabilities is recognized as deferred income taxes, using enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for any portion of the deferred tax assets where it is considered more likely than not that they will not be realized.

In March 2004, the Company's application to file its tax returns under the consolidated corporate-tax system was approved by the Japanese tax authorities, and the consolidated corporate-tax system has become effective for the year ended March 31, 2005. The new consolidated system allows companies to base tax payments on the combined profits or losses of a parent company and its wholly owned domestic subsidiary.

(13) Derivative financial instruments

In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133," and SFAS No.149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," derivatives are reported as assets or liabilities at fair value and changes in the fair value be accounted for depending on the intended use of the derivative and the resulting designation.

(14) Net income per share

Basic earnings per share ("EPS") is computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period and diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock resulted in the issuance of common stock.

(15) Stock-based compensation

The Companies measure compensation costs for stock-based compensation plans using the intrinsic value method of accounting as prescribed in Accounting Principles Board Opinions ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Companies have adopted those provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which require disclosures of the pro forma effects on net income and EPS as if compensation cost had been recognized based upon the estimated fair value at the date of grant for options award.

IV. RECLASSIFICATION

Certain reclassifications have been made to the 2003 and 2004 financial statements to conform to the classifications used in 2005.

V. NEW ACCOUNTING STANDARD

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

EITF No. 03-1—In March 2004, the Emerging Issues Task Force reached another consensus on Issue 03-01 which presents the guidance for the assessment of other-than-temporary impairment. The guidance should be used to determine whether the impairment of an investment is other-than-temporary and provides 3 steps for assessment. The guidance is applicable for investments in debt and equity securities that are within the scope of SFAS No. 115, and cost method equity investments. The investor should make an evidenced-based judgment about a market price recovery of an investment by considering the severity (extent to which fair value is below cost) and the duration (period of time that a security has been impaired) of the impairment in relation to the forecasted market price recovery. An other-than-temporary impairment should be recognized in earnings in an amount equal to the difference between the investment's adjusted cost basis and its fair value at the balance sheet date of the reporting period for which the assessment is made. FASB issued FASB Staff Position EITF Issue 03-1-1 in September 2004 which delayed the effective date of the recognition and measurement of provisions of EITF 03-1. The adoption of the guidance will not have a material impact on the consolidated financial position and results of operations.

Inventory Costs, an amendment of ARB No. 43, Chapter 4

SFAS No. 151—In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." This statement amends ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material should be recognized as current period charges. In addition, it requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The new standard is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. SFAS No. 151 will not have a material impact on the Companies' consolidated financial position and results of operations.

Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29

SFAS No. 153—In December 2004, the FASB issued SFAS No. 153, "Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29." This statement addresses the measurement of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. It specifies that a nonmonetary exchange has commercial substance if the future cash flows of an entity are expected to change significantly as a result of the exchange. This new standard is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. FASB No.153 will not have a material impact on the Companies' consolidated financial position and results of operations.

Share-Based payment

SFAS No. 123(R)—In December, the FASB issued SFAS No. 123(R), "Share-Based payment." This statement is a revision of SFAS No. 123 and APB No. 25. It requires companies to measure and recognize compensation expense for all stock-based payments at fair value. Stock-based payments include stock option grants and certain transactions under other company stock plans. SFAS No. 123(R) is required to be adopted for fiscal year beginning after June 15, 2005. Management has not yet determined the impact, if any, the adoption of SFAS No. 123(R) will have on the Companies' consolidated financial position and results of operations.

2. SHORT-TERM INVESTMENTS AND OTHER INVESTMENTS

In accordance with SFAS No. 115, the Companies' marketable equity and debt securities were classified as available-for-sale securities.

At March 31, 2004 and 2005, the aggregate cost, fair value and gross unrealized holding gains and losses on available-for-sale securities were as follows:

	Thousands of Yen			
	2004			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥11,015,944	¥15,134,109	¥ (61,418)	¥26,088,635
Debt securities	16,343,539	16,737	(863,670)	15,496,606

	Thousands of yen			
	2005			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	**¥10,139,076**	**¥ 3,524,792**	**¥ (45,249)**	**¥13,618,619**
Debt securities	**14,254,325**	**61,168**	**(720,228)**	**13,595,265**

	Thousands of U.S. Dollars			
	2005			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	**$ 94,758**	**$ 32,942**	**$ (423)**	**$ 127,277**
Debt securities	**133,218**	**572**	**(6,731)**	**127,059**

The proceeds from sales of available-for-sale securities and gross realized gains and losses on these sales for the years ended March 31, 2003, 2004 and 2005, are as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2003	2004	2005	2005
Proceeds from sales	¥ 5,405,328	¥15,582,794	**¥ 8,956,666**	**$ 83,707**
Gross realized gains	¥ 38,274	¥ 453,781	**¥ 47,467**	**$ 444**
Gross realized losses	(109,119)	(23,548)	**(236,192)**	**(2,207)**
Net realized gains (losses)	¥ (70,845)	¥ 430,233	**¥ (188,725)**	**$ (1,763)**

Debt securities classified as available-for-sale at March 31, 2005, mature as follows:

	Thousands of Yen Available-for-sale	
	Cost	Fair value
Contractual maturities:		
Within 1 year	**¥ 4,090,064**	**¥ 3,857,022**
After 1 year through 5 years	**4,964,610**	**4,705,319**
After 5 years through 10 years	**3,001,220**	**2,987,835**
After 10 years	**2,198,431**	**2,045,089**
Total	**¥14,254,325**	**¥13,595,265**

	Thousands of U.S. Dollars Available-for-sale	
	Cost	Fair value
Contractual maturities:		
Within 1 year	**$ 38,225**	**$ 36,047**
After 1 year through 5 years	**46,398**	**43,975**
After 5 years through 10 years	**28,049**	**27,924**
After 10 years	**20,546**	**19,113**
Total	**$133,218**	**$127,059**

Investments other than marketable equity securities and debt securities include other cost basis investments, non-traded equity securities and investments in partnerships of ¥1,287,691 thousand and ¥1,779,154 thousand ($16,627 thousand) at March 31, 2004 and 2005, respectively.

The fair value and gross unrealized losses for available-for-sale securities, and the length of time that individual investments in securities have been in a continuous unrealized loss position, at March 31, 2004 and 2005, were as follows:

	Thousands of Yen					
	Less than 12 months		More than 12 months		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
2004						
Available-for-sale:						
Equity securities	—	—	¥ 88,005	¥ 61,418	¥ 88,005	¥ 61,418
Debt securities	¥8,503,264	¥649,372	590,461	76,151	9,093,725	725,523
Total	¥8,503,264	¥649,372	¥678,466	¥137,569	¥9,181,730	¥786,941
2005						
Available-for-sale:						
Equity securities	**¥ 233,055**	**¥ 45,249**	—	—	**¥ 233,055**	**¥ 45,249**
Debt securities	**4,960,630**	**228,618**	**¥4,822,719**	**¥491,610**	**9,783,349**	**720,228**
Total	**¥5,193,685**	**¥273,867**	**¥4,822,719**	**¥491,610**	**¥10,016,404**	**¥765,477**

	Thousands of U.S. Dollars					
	Less than 12 months		More than 12 months		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
2005						
Available-for-sale:						
Equity securities	**$ 2,178**	**$ 423**	—	—	**$ 2,178**	**$ 423**
Debt securities	**46,361**	**2,137**	**$45,072**	**$4,594**	**91,443**	**6,731**
Total	**$48,539**	**$2,560**	**$45,072**	**$4,594**	**$93,611**	**$7,154**

3. INVESTMENTS IN AFFILIATED COMPANIES AND RELATED PARTY TRANSACTIONS

NTTSC

The Company had a 35.94% ownership interest in NTT Satellite Communications Inc. ("NTTSC") which had been accounted for under the equity method; however, the shareholders of NTTSC resolved at the March 31, 2004, shareholders' meeting to liquidate NTTSC and transferred its main operations to the Company on the same date. Accordingly, the Company excluded NTTSC from the affiliated companies on March 31, 2004. NTTSC was liquidated on June 18, 2004.

NTTSC was established in April 1998 and engaged in the provision of Internet access services and intranet services in Japan. The Company made an additional equity investment in NTTSC of ¥804,000 thousand on September 29, 2000. Losses of the Company's equity investment by proportional share of NTTSC's net losses were ¥804,000 thousand for the year ended March 31, 2001. Additionally, based on agreements between shareholders of NTTSC, the Company has recorded losses of ¥181,378 thousand in excess of its equity investment at March 31, 2002, which had been included in other liabilities. On March 31, 2003 and 2004, the Company recorded earnings of ¥33,240 thousand and ¥54,571 thousand under these agreements, respectively. In addition, on March, 31, 2004, in connection with the liquidation of NTTSC and the exclusion of NTTSC from affiliated companies, the Company wrote off loan receivables from NTTSC of ¥390,000 thousand and reversed the related provision of doubtful receivable of ¥452,185 thousand.

NTTSC used the Company's satellites for Internet access services and Internet services via satellite. The Companies' revenues for these services for the years ended March 31, 2003 and 2004, were ¥1,295,009 thousand and ¥1,293,763 thousand, respectively.

Additionally, the Company had an agency service agreement for the uplink operation with NTTSC. Cost of services under the agreement for the years ended March 31, 2003 and 2004 were ¥481,613 thousand and ¥448,118 thousand, respectively.

PPVJ

The Company purchased 20% ownership of Pay Per View Japan, Inc. ("PPVJ"), from certain shareholders at September 29, 2000. PPVJ is a provider of pay-per-view programming and a licensed broadcaster over SKY PerfecTV! using the Companies' satellites. Revenues for broadcast and video distribution services for the years ended March 31, 2003, 2004 and 2005, were ¥934,012 thousand, ¥1,163,529 thousand, and ¥1,266,150 thousand ($11,833 thousand), respectively. Purchases from PPVJ for the years ended March 31, 2004 and 2005, were ¥85,100 thousand and ¥96,600 thousand ($903 thousand), respectively.

Horizons

A certain foreign subsidiary purchased 50% ownership of Horizons Satellite Limited Liability Company ("Horizons") at January 12, 2004, and has the ability to exercise significant influence over Horizons' operations. Accordingly, the Company accounts for the investment in Horizons under the equity method. Horizons provides services broadcast and video distribution services through a satellite, Horizons-1.

Summarized combined financial information for primarily PPVJ, Horizons and NTTSC (NTTSC was excluded from the affiliated companies at March 31, 2004, and is not included in the summarized combined balance sheet) at March 31, 2004 and 2005, and for the years ended March 31, 2003, 2004 and 2005, is presented below:

	Thousands of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Current assets	¥ 1,028,714	**¥ 1,038,218**	**$ 9,703**
Property and equipment—net of accumulated depreciation	137,490	**8,667,563**	**81,005**
Other assets	565,462	**536,491**	**5,014**
Total assets	¥ 1,731,666	**¥10,242,272**	**$ 95,722**
Current liabilities	¥ 1,093,484	**¥ 948,630**	**$ 8,866**
Non-current liabilities	32,446	**29,683**	**277**
Shareholders' equity	605,736	**9,263,959**	**86,579**
Total liabilities and shareholders' equity	¥ 1,731,666	**¥10,242,272**	**$ 95,722**

	Thousands of Yen			Thousands of U.S. Dollars
	2003	2004	2005	2005
Revenues	¥17,118,307	¥17,412,936	**¥15,312,694**	**$ 143,109**
Net income	311,282	399	**100,689**	**941**

SKY Perfect

The Company has a 7.01% equity investment in SKY Perfect, which was classified as available-for-sale equity securities on March 31, 2005. The Company purchased additional shares of SKY Perfect for ¥5,748,045 thousand from another shareholder of the Company on June 29, 2001. The carrying amount of this investment, which has been included in other investments, was ¥24,614,460 thousand and ¥13,075,452 thousand ($122,200 thousand) at March 31, 2004 and 2005, respectively. This investment was pledged as collateral for certain long-term debt of the Company at March 31, 2004 and 2005 (See Note 5).

The Companies provide SKY Perfect with broadcast and video distribution services. Revenues from these services were ¥4,481,992 thousand, ¥2,922,618 thousand and ¥695,871 thousand ($6,503 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively. The decrease in revenues for the year ended March 31, 2005, was mainly due to the decrease of transaction volume with SKY Perfect.

Additionally, the Company has entered into agreements for agency services with SKY Perfect related to uplink operations. Cost of services under these agreements was ¥3,017,262 thousand, ¥3,885,553 thousand and ¥3,466,188 thousand ($32,394 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

NTT and related entities

At March 31, 2000, NTT Communications Corporation ("NTTC") became an 18.60% shareholder (currently 16.41% at March 31, 2005) as a result of the Company's issuance of 62,900 shares of common stock. In connection with the equity transaction, the Company purchased an ownership interest (60.33%) in two satellites, the related telecommunications equipment and the related equipment and furniture for ¥32,648,400 thousand. At July 1, 2003, the Company made an additional ownership investment (19.34%) in these two satellites for ¥3,570,000 thousand.

In August 2003, the Company purchased NTT DoCoMo, Inc.'s ("NTT DoCoMo") ownership interests in the two satellites in the amount of ¥3,268,817 thousand and leased the transponders back to NTT DoCoMo. Interest income under this lease agreement was ¥96,888 thousand and ¥95,546 thousand ($893 thousand) for the years ended March 31, 2004 and 2005 (See Note 14). Accordingly, the Company owned all the interest in these two satellites at March 31, 2005. At August 20, 2003, NTT DoCoMo became a 1.24% shareholder (currently 1.23% as of March 2005) as a result of the Company's reissuance of 4,749 shares of treasury stock (See Note 7).

At March 31, 2004, NTTC cancelled an agreement to use a certain band of the two satellites and the Company accrued ¥2,047,291 thousand of cancellation fee income for the year ended March 31, 2004. In connection with this cancellation, the Company recognized ¥2,343,000 thousand of additional depreciation related to Ku-band of N-STAR a/b for the year ended March 31, 2004.

The Companies provide network-related services to NTT and related entities. Revenues from these services were ¥10,300,073 thousand, ¥13,879,245 thousand and ¥9,772,325 thousand ($91,330 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

4. PROPERTY AND EQUIPMENT

Depreciation expenses of property and equipment, including assets recorded under capital leases which are described in Note 14, for the years ended March 31, 2003, 2004 and 2005, were ¥16,387,903 thousand, ¥18,300,477 thousand and ¥15,554,969 thousand ($145,374 thousand), respectively.

Capitalized interests in connection with construction of major facilities, mainly telecommunications satellites, for the years ended March 31, 2004 and 2005, were ¥5,948 thousand and ¥22,118 thousand ($207 thousand), respectively.

5. SHORT-TERM BORROWINGS, LONG-TERM DEBT AND CONVERTIBLE BONDS

Short-term borrowings at March 31, 2004 and 2005, consisted of the following:

	Thousands of Yen				Thousands of U.S. Dollars
	2004		2005		2005
		Interest rate*		Interest rate*	
Bank borrowings	¥1,200,000	0.134%	**¥5,170,000**	**0.142%**	**$48,318**

**The interest rates represent weighted average rates of outstanding balances at March 31, 2004 and 2005. All short-term borrowings at March 31, 2004 and 2005, are denominated in yen.*

Long-term debt at March 31, 2004 and 2005, consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Long-term debt with collateral:			
Government-owned bank, maturing serially through 2008—annual interest rates of 2.10%–3.18%	¥ 9,928,060	**¥ 7,105,540**	**$ 66,407**
Long-term debt without collateral:			
Banks and insurance companies, maturing serially through 2010—annual interest rates of 0.26%–5.20% (2004) and 0.27%–5.20% (2005)	25,048,568	**21,604,066**	**201,907**
Government-owned bank, maturing serially through 2008—annual interest rate of 1.30%	1,631,600	**1,400,800**	**13,091**
Non-trade payable due through 2018—non-interest bearing	1,149,226	**756,350**	**7,069**
Capital lease obligations (See Note 14)	880,854	**640,461**	**5,986**
Total	38,638,308	**31,507,217**	**294,460**
Less current maturities	12,246,002	**8,666,614**	**80,996**
Long-term debt, less current maturities	¥26,392,306	**¥22,840,603**	**$ 213,464**

At April 3, 2002, the Company issued ¥20,000,000 thousand principal amount of zero coupon convertible bonds due 2007, which are convertible into shares of common stock until March 16, 2007, at a conversion price of ¥739,000, subject to adjustment in certain events. At March 31, 2004 and 2005, the price of this convertible bond was ¥738,687 ($6,904), respectively.

In March 2005, the Company bought back ¥408,000 thousand ($3,813 thousand) principal amount of these bonds. The Company may redeem all the bonds at their principal amount before the due date in certain limited circumstances.

Other investments, which were available-for-sale equity securities, with a carrying value of ¥13,075,452 thousand ($122,200 thousand) were pledged as collateral for certain long-term debt of the Company at March 31, 2005 (See Note 3).

At March 31, 2005, the Companies had unused lines of credit that totaled ¥5,919,000 thousand ($55,318 thousand). Under these programs, the Companies are authorized to obtain short-term financing at prevailing interest rates.

Certain short-term and long-term bank borrowings are made under agreements which, as is customary in Japan, provide that the bank may, under certain conditions, require the borrower to provide collateral or guarantors with respect to the borrowings, and that the bank may treat any collateral, whether furnished as security for short-term or long-term borrowings or otherwise, as collateral for all indebtedness to such banks.

Certain agreements require the borrower, upon the request of the lender, to reduce outstanding loans before scheduled maturity dates when the lender concludes that the borrower is able to reduce such loans as a result of increased earnings or through the proceeds from the sale of common stock or bonds and notes. During the years ended March 31, 2004 and 2005, the Companies did not receive any requests of the kind described above, and there is no expectation that any such requests will be made.

Maturities of long-term debt subsequent to March 31, 2005, are as follows:

Year ending March 31:	Thousands of Yen	Thousands of U.S. Dollars
2006 (included in current liabilities)	¥ 8,666,614	$ 80,996
2007	10,105,013	94,440
2008	7,465,561	69,772
2009	1,718,943	16,065
2010	3,280,346	30,657
2011 and thereafter	270,740	2,530
Total	¥31,507,217	$ 294,460

6. EMPLOYEES' BENEFIT PLANS AND DIRECTORS' SEVERANCE INDEMNITIES

The Companies have unfunded defined benefit severance indemnity plans under which all of their employees, other than directors, executive officers and corporate auditors, are entitled, under most circumstances, to lump-sum severance payment based on the level of compensation at retirement or earlier termination of employment, length of service and other factors, upon mandatory retirement at normal retirement age or earlier termination of employment.

The Companies also participate in a contributory multi-employer pension plan covering all of their employees. The benefits for the multi-employer pension plan are based on a standard remuneration schedule under the Welfare Pension Insurance Law, the length of participation and other factors. However, assets contributed by an employer are not segregated in a separate account or restricted to provide benefits only to employees of that employer.

Contributions to the multi-employer plan, which are recognized as paid, were ¥64,313 thousand, ¥63,777 thousand and ¥65,107 thousand ($608 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

Net periodic pension cost of the unfunded plans for the years ended March 31, 2003, 2004 and 2005, consisted of the following components:

	Thousands of Yen			Thousands of U.S. Dollars
	2003	2004	2005	2005
Service cost—benefits earned during the period	¥ 99,308	¥114,278	**¥115,208**	**$1,077**
Interest cost on projected benefit obligation	15,587	14,735	**17,314**	**162**
Amortization of unrecognized obligation at transition	6,533	6,533	**6,533**	**61**
Amortization of unrecognized prior service cost	(3,591)	(4,788)	**(4,789)**	**(45)**
Amortization of unrecognized net actuarial loss	5,563	6,659	**3,915**	**36**
Net periodic pension cost	¥123,400	¥137,417	**¥138,181**	**$1,291**

The changes in benefit obligation and composition of amounts recognized in the consolidated balance sheets are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Changes in benefit obligation:			
Benefit obligation at December 31, 2002 and 2003	¥837,484	**¥932,135**	**$8,712**
Service cost	114,278	**115,208**	**1,077**
Interest cost	14,735	**17,314**	**162**
Actuarial gain and loss	(27,290)	**(54,309)**	**(508)**
Benefits paid	(7,072)	**(4,354)**	**(41)**
Benefit obligation at December 31, 2003 and 2004	932,135	**1,005,994**	**9,402**
Direct benefit payments during the three-month periods ended March 31, 2004 and 2005	(19,639)	**38,914**	**364**
Unrecognized net obligation at transition being recognized over 18 years	(71,852)	**(70,219)**	**(656)**
Unrecognized prior service cost	73,027	**71,829**	**671**
Unrecognized actuarial loss	(159,385)	**(158,406)**	**(1,481)**
Net amount recognized	¥754,286	**¥888,112**	**$8,300**
Amounts recognized in the consolidated balance sheets consist of:			
Liability for severance payments	780,748	**888,112**	**8,300**
Accumulated other comprehensive loss (before income tax effect)	(26,462)	**—**	**—**
Net amount recognized	¥754,286	**¥888,112**	**$8,300**

The measurements date for the unfunded defined benefit severance indemnity plans is December 31.

Assumptions used for 2004 and 2005 in determining benefit obligation costs for the plans shown above are as follows:

	Benefit obligations		Costs		
	2004	2005	2003	2004	2005
Weighted-average discount rate	1.07%–1.80%	**1.70%–2.00%**	1.70%–2.00%	1.07%–1.80%	**1.70%–2.00%**
Average rate of increase in future compensation levels	2.81%–3.74%	**2.81%–3.74%**	2.81%–3.75%	2.81%–3.74%	**2.81%–3.74%**

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

	Future benefit payment	
	Thousands of Yen	*Thousands of U.S. Dollars*
2006	¥ 11,657	$ 109
2007	20,837	195
2008	37,115	347
2009	35,441	331
2010	18,241	170
Years 2011–2016	219,141	2,048
Total	¥342,432	$3,200

The Companies also have directors' unfunded severance indemnity plans. Benefits under the directors' plans are based on the level of compensation at retirement, length of service and other factors. Liabilities for severance payments under the directors' plans at March 31, 2003, 2004 and 2005, amounting to ¥336,680 thousand, ¥136,150 thousand and ¥204,917 thousand ($1,915 thousand), respectively, were stated on the vested benefit obligation basis, which represents the amount that would be required to be paid if all directors and executive officers terminated their appointments as of the balance sheet date.

Charges to operations for the years ended March 31, 2003, 2004 and 2005, with respect to the directors' plans were ¥129,738 thousand, ¥74,114 thousand and ¥73,454 thousand ($686 thousand), respectively.

7. SHAREHOLDERS' EQUITY

The changes in the number of shares of common stock issued during the years ended March 31, 2003, 2004 and 2005, were as follows:

	Number of shares		
	2003	2004	2005
Balance, beginning and end of year	383,154.5	383,154.5	**383,154.5**

Japanese companies are subject to the Japanese Commercial Code (the "Code").

The Code requires that common stock par value was eliminated resulting in all shares being recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The Code eliminated restrictions on the repurchase and use of treasury stock allowing Japanese companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

The amount of retained earnings available for dividends under the Code is based on the amount recorded in the Company's general books of account maintained in accordance with accounting principles generally accepted in Japan.

The adjustments included in the accompanying financial statements but not recorded in the books have no effect on the determination of retained earnings available for dividends under the Code. Retained earnings available for dividends of the Company at March 31, 2005, was ¥26,431,020 thousand ($247,019 thousand), respectively. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

At August 20, 2003, the Company reissued 4,749 shares of treasury stock at the issue price of ¥362,000 per share to NTT DoCoMo (See Note 3).

Accumulated other comprehensive income represents cumulative gains or losses on items that are not reflected in net income. Other comprehensive income (loss) for the years ended March 31, 2003, 2004 and 2005, was as follows:

	Thousands of Yen		
	Pretax amount	Tax expense (benefit)	Amount
For the year ended March 31, 2003			
Unrealized gains and losses on securities:			
Unrealized holding gains and losses arising during the period	¥(9,274,192)	¥ 3,895,161	¥(5,379,031)
Less reclassification adjustment for gains and losses included in net income	70,845	(29,755)	41,090
Net unrealized gains and losses on securities	(9,203,347)	3,865,406	(5,337,941)
Foreign currency translation adjustments	(294,715)	—	(294,715)
Minimum pension liability adjustment	(73,673)	29,830	(43,843)
Other comprehensive loss	¥(9,571,735)	¥ 3,895,236	¥(5,676,499)

	Thousands of Yen		
	Pretax amount	Tax expense (benefit)	Amount
For the year ended March 31, 2004			
Unrealized gains and losses on securities:			
Unrealized holding gains and losses arising during the period	¥13,089,577	¥(5,501,242)	¥ 7,588,335
Less reclassification adjustment for gains and losses included in net income	(114,860)	48,241	(66,619)
Net unrealized gains and losses on securities	¥12,974,717	¥(5,453,001)	¥ 7,521,716
Foreign currency translation adjustments	(331,226)	—	(331,226)
Minimum pension liability adjustment	47,211	(19,116)	28,095
Other comprehensive income	¥12,690,702	¥(5,472,117)	¥ 7,218,585

	Thousands of Yen		
	Pretax amount	Tax expense (benefit)	Amount
For the year ended March 31, 2005			
Unrealized gains and losses on securities:			
Unrealized holding gains and losses arising during the period	**¥(11,593,989)**	**¥4,717,594**	**¥(6,876,395)**
Less reclassification adjustment for gains and losses included in net income	**188,714**	**(76,788)**	**111,926**
Net unrealized gains and losses on securities	**(11,405,275)**	**4,640,806**	**(6,764,469)**
Foreign currency translation adjustments	**(87,975)**	**—**	**(87,975)**
Minimum pension liability adjustment	**26,552**	**(10,804)**	**15,748**
Other comprehensive loss	**¥(11,466,698)**	**¥4,630,002**	**¥(6,836,696)**

	Thousands of U.S. Dollars		
	Pretax amount	Tax expense (benefit)	Amount
For the year ended March 31, 2005			
Unrealized gains and losses on securities:			
Unrealized holding gains and losses arising during the period	$ (108,355)	$ 44,090	$ (64,265)
Less reclassification adjustment for gains and losses included in net income	1,764	(718)	1,046
Net unrealized gains and losses on securities	(106,591)	43,372	(63,219)
Foreign currency translation adjustments	(822)	—	(822)
Minimum pension liability adjustment	248	(101)	147
Other comprehensive loss	$ (107,165)	$ 43,271	$ (63,894)

8. STOCK-BASED COMPENSATION PLAN

The Company has a stock-based compensation plan as an incentive plan for directors and selected employees. The plan uses unsecured bonds, which had been redeemed, with detachable warrants. Upon issuance of the bonds with detachable warrants, the Company purchased all of the detachable warrants and distributed them to the directors and selected employees of the Company.

Upon exercise of a warrant, the directors and the selected employees can purchase the common stock of the Company, the number of shares of which is calculated as ¥4,500 thousand ($42 thousand) divided by the exercise price. The warrants will expire on June 14, 2005.

During the years ended March.31, 2004 and 2005, the Company adopted an equity-based compensation plan that issues common stock acquisition rights for the purpose of granting stock options to the directors and the selected employees of the Companies, pursuant to the Code. The stock acquisition rights will be exercisable from July 1, 2005, to June 30, 2008, and from July 1, 2005, to June 30, 2009, respectively.

A summary of the plan activity for warrants and stock acquisition rights for the years ended March 31, 2003, 2004 and 2005, is as follows:

	2003		2004		2005		
	Number of Shares	Weighted-average exercise price Yen	Number of Shares	Weighted-average exercise price Yen	Number of Shares	Weighted-average exercise price Yen	Weighted-average exercise price U.S. Dollars
Outstanding, beginning of year	237	¥740,017	218	¥739,950	1,128	¥495,183	$4,628
Granted	—	—	1,002	464,798	1,000	340,221	3,180
Exercised	—	—	—	—	—	—	—
Forfeited	19	739,950	92	735,219	—	—	—
Outstanding, end of year	218	739,950	1,128	495,183	2,128	422,314	3,947
Exercisable, end of year	218	¥739,950	128	¥734,560	128	¥733,534	$6,855

A summary of warrants and stock acquisition rights outstanding and exercisable at March 31, 2005, is as follows:

	Yen		
Exercise price range	¥340,150–¥464,387	¥733,534	¥340,150–¥733,534
Outstanding			
Number of shares	2,000	128	2,128
Weighted-average remaining life (years)	3.75	0.21	3.54
Weighted-average exercise price:			
Yen	¥402,269	¥733,534	¥422,341
U.S. dollars	$3,760	$6,855	$3,947
Exercisable			
Number of shares	—	128	128
Weighted-average exercise price:			
Yen	—	¥733,534	¥733,534
U.S. dollars	—	$6,856	$6,855

As the exercise price was determined based on the fair value per share of the Company near the date of grant, compensation expense for the plan was not material for the years ended March 31, 2004 and 2005.

In accordance with SFAS No. 123, the Companies have elected to account for stock-based compensation under the provisions of APB No. 25. Had compensation for the Companies' plan been recognized based on the fair value at the grant date under the methodology prescribed by SFAS No. 123, the Companies' pro forma net income and EPS for the years ended March 31, 2003, 2004 and 2005, would have been impacted as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2003	2004	2005	2005
Net income:				
As reported	¥6,182,332	¥6,177,639	**¥4,522,382**	**$42,265**
Deduct:				
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	—	(9,648)	**(48,113)**	**(449)**
Pro forma	6,182,332	6,167,991	**4,474,269**	**41,816**

	Yen			U.S. Dollars
	2003	2004	2005	2005
Basic EPS:				
As reported	¥16,248.95	¥16,345.94	**¥12,602.71**	**$117.78**
Pro forma	16,248.95	16,320.41	**12,468.63**	**116.53**
Diluted EPS:				
As reported	15,175.46	15,253.65	**11,719.93**	**109.53**
Pro forma	15,175.46	15,229.83	**11,595.24**	**108.37**

The weighted average fair value per share at the date of grant for warrants granted during the years ended March 31, 2004 and 2005, was ¥72,045 and ¥81,122 ($758), respectively. The fair value of warrants granted on the date of grant in determining the pro forma impact is estimated using the Black-Scholes option-pricing model, with the following weighted average assumption:

	2004	2005
Risk-free interest rate	1.10%	**1.44%**
Expected life (years)	4.61	**4.88**
Expected volatility	38.00%	**35.00%**
Expected dividend	1.69%	**2.22%**

9. SEGMENT INFORMATION

As indicated in Note 1, the Companies operate in a single operating segment, which is to provide network-related and broadcast and video distribution services to customers.

Revenues from external customers for each service for the years ended March 31, 2003, 2004 and 2005, were as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2003	2004	2005	2005
Revenues from:				
Network-related services	¥16,900,934	¥19,069,022	**¥14,466,976**	**$135,205**
Broadcast and video distribution services	27,347,265	26,476,605	**27,811,131**	**259,917**
Other	872,941	695,426	**605,476**	**5,659**
Total revenues	¥45,121,140	¥46,241,053	**¥42,883,583**	**$400,781**

The Companies' revenues from external customers are mainly derived from customers in Japan and their long-lived assets are located mainly in Japan.

Revenues from NTT and related entities, which accounted for 10% or more of the Companies' revenues for the years ended March 31, 2003, 2004 and 2005, were ¥10,300,073 thousand, ¥13,879,245 thousand and ¥9,772,325 thousand ($91,330 thousand), respectively. Revenues from such customers are included in Network-related services.

10. RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS

Research and development expenses:

Research and development expenses, which are charged to income as incurred, were ¥211,641 thousand, ¥165,524 thousand and ¥123,160 thousand ($1,151 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

Advertising costs:

Advertising costs are expensed as incurred. Advertising costs included in sales and marketing were ¥318,291 thousand, ¥551,878 thousand and ¥690,871 thousand ($6,457 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

11. OTHER INCOME (EXPENSES)

Other—net as shown in other income (expenses) for the years ended March 31, 2003, 2004 and 2005, consisted of the following:

	Thousands of Yen			Thousands of U.S. Dollars
	2003	2004	2005	2005
Cancellation fee income related to business service agreements	¥ 40,790	¥ 74,005	**¥ 28,192**	**$ 264**
Interest and dividend income	225,088	288,059	**401,389**	**3,751**
Gain (loss) on sales of investments—net	(67,885)	498,674	**(188,725)**	**(1,764)**
Loss on write-downs of investments	(193,800)	(291,871)	**(55,726)**	**(521)**
Foreign currency transaction gain (loss)	93,921	(351,380)	**(24,253)**	**(227)**
Loss from derivative financial instruments—net	(7,356)	(824,787)	**—**	**—**
Other—net	85,968	95,428	**49,700**	**465**
Total	¥176,726	¥(511,872)	**¥210,577**	**$1,968**

12. INCOME TAXES

Income taxes in Japan imposed by the national, prefectural and municipal governments, in the aggregate resulted in a normal effective statutory tax rate of approximately 42% for the years ended March 31, 2003 and 2004. Due to the change in Japanese income tax regulations, the statutory rate was reduced from 42% to 40% effective April 1, 2004.

Income taxes in Japan in the aggregate resulted in a normal effective statutory tax rate of approximately 40% for the year ended March 31, 2005. A foreign subsidiary is subject to income taxes of the country in which it operates.

In March 2004, the Company's application to file its tax returns under the consolidated corporate-tax system was approved by the Japanese tax authorities, and the consolidated corporate-tax system has become effective for the year ended March 31, 2005. The new consolidated system allows companies to base tax payments on the combined profits or losses of a parent company and its wholly owned domestic subsidiaries.

A reconciliation between taxes calculated at the normal statutory rate in Japan and the Companies' provision for income taxes in the accompanying consolidated statements of income for the years ended March 31, 2003, 2004 and 2005 was as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2003	2004	2005	2005
Taxes calculated at the normal statutory rate in Japan applied to pretax income	¥4,666,149	¥3,899,218	**¥3,176,314**	**$29,686**
Increases (decreases) in taxes resulting from:				
Expenses not deductible for tax purposes and income not taxable—net	93,079	119,021	**77,301**	**722**
Effect of enacted changes in tax laws and rates	35,919	4,558	**—**	**—**
Tax effects on equity in earnings of affiliated companies	(32,473)	(26,863)	**95,699**	**894**
Increase (decrease) in valuation allowance	72,424	(674,658)	**300,026**	**2,804**
Special tax credit	—	(47,110)	**(194,064)**	**(1,814)**
Other—net	64,191	(218,865)	**(206,783)**	**(1,932)**
Total provision for income taxes	¥4,899,289	¥3,055,301	**¥3,248,493**	**$30,360**

Total income taxes recognized for the years ended March 31, 2003, 2004 and 2005, were allocated as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2003	2004	2005	2005
Provision for income taxes	¥4,899,289	¥3,055,301	**¥ 3,248,493**	**$ 30,360**
Shareholders' equity—				
accumulated other comprehensive income (See Note 7)	(3,895,236)	5,472,117	**(4,630,002)**	**(43,271)**
Total income taxes	¥1,004,053	¥8,527,418	**¥(1,381,509)**	**$(12,911)**

The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities at March 31, 2004 and 2005, were as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Deferred tax assets :			
Other investments	¥ 184,513	**¥ 145,953**	**$ 1,364**
Long-lived assets	1,543,150	**1,706,740**	**15,951**
Doubtful receivables	32,909	**17,168**	**160**
Liability for severance payments	430,170	**436,711**	**4,081**
Accrued enterprise tax	159,497	**215,115**	**2,011**
Accrued bonus	170,415	**96,529**	**902**
Derivative instruments	338,599	**—**	**—**
Foreign currency translation loss	—	**288,714**	**2,698**
Loss carryforwards	—	**505,673**	**4,726**
Other	425,404	**383,350**	**3,583**
Total deferred tax assets	3,284,657	**3,795,953**	**35,476**
Deferred tax liabilities:			
Property—interest capitalization	234,683	**221,318**	**2,068**
Marketable equity securities and debt securities	5,932,829	**1,233,776**	**11,531**
Other	208,271	**157,552**	**1,472**
Total deferred tax liabilities	6,375,783	**1,612,646**	**15,071**
Valuation allowance	188,439	**526,412**	**4,920**
Net deferred tax assets (liabilities)	¥(3,279,565)	**¥1,656,895**	**$ 15,485**

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Although realization is not assured, based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized.

At March 31, 2004 and 2005, the valuation allowance for deferred tax assets has been provided for in the accompanying financial statements to reflect uncertainty associated with the realization of such assets. The net change in the valuation allowance for deferred tax assets during the years ended March 31, 2003, 2004 and 2005, was an increase of ¥41,712 thousand, a decrease of ¥707,656 thousand and an increase of ¥337,973 thousand ($3,159 thousand), respectively. Such changes were due primarily to the realization or nonrealization of tax benefits regarding operating losses of affiliated companies.

At March 31, 2005, certain subsidiaries had an aggregate net operating loss carryforwards of ¥2,765,081 thousand ($25,842 thousand), which is available to reduce future taxable income. If not utilized, such loss carryforwards expire as follows.

	Thousands of Yen	Thousands of U.S. Dollars
Year ending March 31:	2005	2005
2010 through 2012	**¥2,066,194**	**$19,310**
2023 through 2025	**698,887**	**6,532**
Total	**¥2,765,081**	**$25,842**

13. RECONCILIATION OF THE DIFFERENCES BETWEEN BASIC AND DILUTED NET INCOME PER SHARE ("EPS")

Reconciliation of the differences between basic and diluted EPS for the years ended March 31, 2003, 2004 and 2005, is as follows:

	Thousands of Yen	Number of Shares	Yen
	Net income	Weighted-average shares	EPS
For the year ended March 31, 2003:			
Basic EPS:			
Net income available to common shareholders	¥6,182,332	380,476	¥16,248.95
Effect of dilutive securities:			
Convertible bonds	—	26,915	—
Diluted EPS:			
Net income for computation	¥6,182,332	407,391	¥15,175.46
For the year ended March 31, 2004:			
Basic EPS:			
Net income available to common shareholders	¥6,177,639	377,931	¥16,345.94
Effect of dilutive securities:			
Convertible bonds	—	27,063	—
Diluted EPS:			
Net income for computation	¥6,177,639	404,994	¥15,253.65

	Thousands of Yen	Number of Shares	Yen	U.S. Dollars
	Net income	Weighted-average shares	EPS	EPS
For the year ended March 31, 2005:				
Basic EPS:				
Net income available to common shareholders	**¥4,522,382**	**358,842**	**¥12,602.71**	**$117.78**
Effect of dilutive securities:				
Convertible bonds	—	**27,029**	—	—
Diluted EPS:				
Net income for computation	**¥4,522,382**	**385,871**	**¥11,719.93**	**$109.53**

14. LEASES

Lessee

The Companies have capital lease obligations principally for telecommunications equipment.

An analysis of the leased assets under capital leases at March 31, 2004 and 2005, is as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Telecommunications equipment	¥ 2,195,670	**¥ 1,693,259**	**$15,825**
Other	265,086	**296,453**	**2,771**
Less accumulated depreciation	(1,618,655)	**(1,373,737)**	**(12,839)**
Net book value	¥ 842,101	**¥ 615,975**	**$ 5,757**

Future minimum lease payments at March 31, 2005, and thereafter are as follows:

Year ending March 31:	Thousands of Yen 2005	Thousands of U.S. Dollars 2005
2006	**¥360,903**	**$3,373**
2007	**201,071**	**1,879**
2008	**96,651**	**903**
2009	**45,918**	**429**
2010	**265**	**3**
Total	**704,808**	**6,587**
Less amount representing interest	**64,347**	**601**
Present value of net minimum lease payments (See Note 5)	**640,461**	**5,986**
Less current maturities	**333,592**	**3,118**
Long-term capital lease obligations	**¥306,869**	**$2,868**

Rental expenses under operating leases for the years ended March 31, 2003, 2004 and 2005, were ¥528,647 thousand, ¥730,897 thousand and ¥845,566 thousand ($7,902 thousand), respectively.

The minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2005, are as follows:

Year ending March 31:	Thousands of Yen	Thousands of U.S. Dollars
2006	**¥ 423,736**	**$ 3,960**
2007	**423,736**	**3,960**
2008	**423,736**	**3,960**
2009	**423,736**	**3,960**
2010	**423,737**	**3,961**
Total	**¥2,118,681**	**$19,801**

Lessor

The Companies lease satellite transponders and certain other assets, which are classified as a direct finance lease under SFAS No.13, "Accounting for Leases." The net investments in direct financing leases as of March 31, 2005, were as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Total minimum lease payments to be received	¥3,185,500	**¥1,666,300**	**$15,573**
Less amount representing estimated executory costs (such as maintenance and insurance), including profit thereon, included in total minimum payments	561,200	**300,189**	**2,806**
Net minimum lease payments receivable	2,624,300	**1,366,111**	**12,767**
Less unearned income	126,593	**35,627**	**333**
Net investment in direct financing leases	¥2,497,707	**¥1,330,484**	**$12,434**

Minimum lease payments receivable at March 31, 2005, and thereafter are as follows:

	Thousands of Yen	Thousands of U.S. Dollars
2006	**¥1,559,200**	**$14,571**
2007	**35,700**	**334**
2008	**35,700**	**334**
2009	**35,700**	**334**
Total	**¥1,666,300**	**$15,573**

The Companies lease satellite transponders under full-time dedicated network-related services and these leases are classified as cancelable operating leases under SFAS No. 13, "Accounting for Leases."

Revenues from operating leases included in revenues were ¥15,223,527 thousand, ¥16,004,993 thousand, and ¥13,864,366 thousand ($129,574 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

The following schedule provides an analysis of the Companies' investments in property on operating leases at March 31, 2004 and 2005:

	Thousands of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Telecommunications satellites on operating leases	¥ 64,675,178	**¥ 70,375,561**	**$ 657,715**
Less accumulated depreciation	(33,000,985)	**(42,572,320)**	**(397,872)**
Net book value	¥ 31,674,193	**¥ 27,803,241**	**$ 259,843**

15. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments:

The commitments outstanding by the Companies at March 31, 2005, relate to a launch contract for future replacement satellites, JCSAT-9 and JCSAT-10, of ¥24,751,640 thousand ($231,324 thousand).

16. FINANCIAL INSTRUMENTS

1. DERIVATIVE FINANCIAL INSTRUMENTS

The Companies are exposed to a variety of market risks including the effects of changes in foreign exchange rates and interest rates. These exposures are managed, in part, with the use of derivative instruments.

Fair value hedges

For derivative instruments designated as hedges of the exposure to changes in the fair value of a recognized asset or liability or a firm commitment, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged.

For certain currency option contracts, the gain and loss is recognized currently in income.

The Companies' purchases of telecommunications satellites from overseas companies generate foreign currency exposures related to buying in currencies other than the functional currency. The Companies have entered into foreign exchange forward contracts to hedge market risks from the changes in foreign exchange rates associated with firm commitments for a purchase contract of telecommunications satellites denominated in foreign currencies.

The Companies enter into these transactions in accordance with internal policies which regulate the authorization and assess foreign exchange rate risk by continually monitoring changes in its exposures.

Undesignated derivative instruments

For derivative instruments not designated as hedging instruments under SFAS No. 133, the gain and loss is recognized currently in income.

These derivative instruments include foreign exchange forward contracts and foreign currency option contracts. The intent of these derivative instruments is to economically hedge foreign currency exposures, created by commitments for a launch contract of telecommunications satellites and investments in securities denominated in foreign currencies.

2. CONCENTRATION OF CREDIT RISK

A certain concentration of the Companies' business services is found in multi-channel digital broadcasting services through SKY Perfect. However, due to the large number and diversity of the Companies' customer base, concentration of credit risk with respect to trade accounts receivable is limited. The Companies perform ongoing credit evaluation of their customers' financial condition.

All of the Companies' network-related services are provided to NTT and related entities and to this extent there is a concentration of credit risk with respect to trade accounts receivable in this area. The Companies believe, however, that they are not exposed to significant credit risk in this business in light of the high credit ratings of NTT and related entities.

The Companies are also exposed to the risk of credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. The Companies transact with selected international financial institutions to minimize the credit risk exposures. Credit risk is managed through the credit line that is approved by management.

3. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each category of financial instruments for which it is practicable to estimate that value. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The effect of using different market assumptions and/or estimation methodologies may be material to the estimated fair value amounts.

Cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings

The carrying amounts approximate fair values because of the short maturity of these instruments.

Short-term investments and other investments
The fair values of marketable securities included in short-term investments and other investments are based on quoted market prices. The fair value information for each category of securities is set forth in Note 2. It is not practicable to estimate fair values of the investments in non-traded and unaffiliated companies.

Non-current accounts receivable (included in other assets)
The fair values were estimated by discounted future cash flows using currently available market rates.

Long-term debt
The fair values were estimated by discounted future cash flows using currently available market rates.

Convertible bonds
The fair values were estimated based on quoted market prices.

Foreign exchange forward contracts and foreign currency option contracts
The fair values of these instruments were estimated based on values quoted by brokers.

	Thousands of Yen		
	2004		
	Notional amount	Carrying amount	Estimated fair value
Financial assets:			
Cash and cash equivalents		¥ 2,233,369	¥ 2,233,369
Accounts receivable		9,380,079	9,380,079
Non-current accounts receivable		134,695	130,797
Financial liabilities:			
Short-term borrowings		¥ (1,200,000)	¥ (1,200,000)
Long-term debt		(37,757,455)	(38,063,649)
Convertible bonds		(20,000,000)	(20,080,000)
Derivatives:			
Foreign exchange forward contracts	¥ 3,332,803	¥ (284,073)	¥ (284,073)
Interest rate swaps	12,160,976	(1,085,175)	(1,085,175)

	Thousands of Yen		
	2005		
	Notional amount	Carrying amount	Estimated fair value
Financial assets:			
Cash and cash equivalents		**¥ 2,871,833**	**¥ 2,871,833**
Accounts receivable		**880,781**	**880,781**
Financial liabilities:			
Short-term borrowings		**¥ (5,170,000)**	**¥ (5,170,000)**
Long-term debt		**(30,445,606)**	**(30,820,237)**
Convertible bonds		**(19,592,000)**	**(19,515,199)**
Derivatives:			
Foreign exchange forward contracts	**¥ 9,063,356**	**¥ (347,157)**	**¥ (347,157)**
Foreign currency option contracts	**7,505,011**	**(574,365)**	**(574,365)**

	Thousands of U.S. Dollars		
	2005		
	Notional amount	Carrying amount	Estimated fair value
Financial assets:			
Cash and cash equivalents		**$ 26,840**	**$ 26,840**
Accounts receivable		**82,998**	**82,998**
Financial liabilities:			
Short-term borrowings		**$ (48,318)**	**$ (48,318)**
Long-term debt		**(284,538)**	**(288,040)**
Convertible bonds		**(183,103)**	**(182,385)**
Derivatives:			
Foreign exchange forward contracts	**$84,704**	**$ (3,244)**	**$ (3,244)**
Foreign currency option contracts	**70,140**	**(5,368)**	**(5,368)**

17. SUBSEQUENT EVENTS

In June 2005, the Company decided to purchase a maximum of 10,000 shares of its common stock for cash in the amount of ¥3,000,000 thousand ($28,037 thousand), which was resolved by the Company's Board of Directors at June 1, 2005.

Based on the resolution of the Board of Directors at June 1, 2005, the Company repurchased 1,525 shares (including contracted ones) of its common stock for a total price of ¥391,736 thousand ($3,661 thousand) by June 28, 2005.

In June 2005, the Company retired 26,736.5 shares of its common stock, pursuant to the June 1, 2005, resolution of the Company's Board of Directors.

At May 11, 2005, a stock-based compensation plan, which provides the option to purchase up to 1,500 shares of the Company's common stock by directors and selected employees of the Companies, was approved by the Company's Board of Directors, subject to shareholders' approval at the general shareholders' meeting held at June 28, 2005 (See Note 7). The exercise price is equal to the higher of either 1.05 times the average closing daily market price of the Company's common stock traded on the Tokyo Stock Exchange for the month preceding the date of grant, or the closing market price on the date of grant. The exercise period of this stock-based compensation plan is from July 1, 2006, to June 30, 2010.

At April 27, 2005, a resolution was made by the Company's Board of Directors for the payment of a cash dividend to shareholders of record at March 31, 2005, of ¥3,000 ($28) per share or a total of ¥1,069,254 thousand ($9,993 thousand). The resolution was approved by the general shareholders' meeting held at June 28, 2005.

Horizons Satellite Holdings LLC and Horizons-2 Satellite LLC

At June 21, 2005, the Company's Board of Directors resolved to establish Horizons Satellite Holdings LLC ("HSH") with PanAmSat Corporation ("PAS") as a 50%-50% joint venture and afterwards, incorporate Horizons-2 Satellite LLC as a wholly owned subsidiary of HSH. At June 25, 2005, the Company reached a basic agreement with PAS, which is outlined as follows:

1) Purpose

To launch the Horizons-2 satellite with Ku-band transponders which will be positioned in an orbital slot of 74° west longitude and to operate the satellite telecommunications business jointly with PAS.

2) Terms

To establish HSH and its wholly owned subsidiary, Horizons-2 Satellite LLC, which develops and owns the Horizons-2 satellite.

The Companies will loan approximately $140,000 thousand to HSH.

Independent Auditors' Report

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23 Shibaura
Minato-ku, Tokyo 108-8530
Japan
Tel: +81-3-3457-7321
Fax: +81-3-3457-1694
www.deloitte.com/jp

To the Board of Directors and Shareholders of JSAT Corporation:

We have audited the accompanying consolidated balance sheets of JSAT Corporation (the "Company") and subsidiaries as of March 31, 2004 and 2005, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2005 (all expressed in Japanese yen). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of JSAT Corporation and subsidiaries as of March 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such United States dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 28, 2005

Member of
Deloitte Touche Tohmatsu

Management

(As of July 2005)

Board of Directors

Kiyoshi Isozaki
President & CEO,
Representative Director

Yoshiro Aisaka
Director

Masanori Akiyama
Director

Yoichi Iizuka
Director

Iwao Nakatani
Director (President, Tama University; Director of Research, UFJ Institute Limited)

Mamoru Ishida
Director (President & CEO,
NTT PC Communications, Inc.)

Kohei Manabe
Director
(Representative Director, Corporate Advisor, Nippon Television Network Corporation)

Bunji Shinoda
Director
(General Manager, Media Business Division, Consumer Service Business Unit, Mitsui & Co., Ltd.)

Shigeru Ohashi
Director
(Corporate Officer, Media Division, Sumitomo Corporation)

Executive Officers

Kiyoshi Isozaki
President & CEO

Yoshiro Aisaka
Senior Executive Officer,
Strategic Planning Group

Masanori Akiyama
Senior Executive Officer,
Market Development Group

Yoichi Iizuka
Senior Executive Officer,
Corporate Coordination Group

Yutaka Nagai
Senior Executive Officer,
Engineering Group

Masanao Tanase
Senior Executive Officer,
Market Development Group

Yasuo Okuyama
Executive Officer,
Market Development Group

Osamu Kato
Executive Officer, Corporate
Planning & Administration Group

Yuichiro Nishio
Executive Officer, Engineering Group

Hiroo Sumitomo
Executive Officer,
Market Development Group

Kiyoshi Ogawa
Executive Officer, Corporate
Planning & Administration Group

Hideaki Kido
Executive Officer,
Market Development Group

Corporate Auditors

Shoichi Kameyama
Corporate Auditor

Masataka Hattori
Corporate Auditor

Nobuyuki Kaneko
Corporate Auditor (Executive Officer, Chief Operating Officer, Media Business Division, Aerospace, Electronics & Multimedia Company, ITOCHU Corporation)

Toshiaki Katsushima
Corporate Auditor
(Visiting Professor (full-time), Graduate School of Finance, Accounting & Law, Waseda University)

Stock Information

(As of March 31, 2005)

Ordinary General Meeting of Shareholders:
June 28, 2005

Independent Accountants:
Deloitte Touche Tohmatsu, Tokyo, Japan

Transfer Agent and Handling Office:
Chuo Mitsui Trust & Banking Co., Ltd.
33-1, Shiba 3-chome, Minato-ku, Tokyo

Number of Shares (As of June 28, 2005)
Authorized: 1,000,000
Issued: 356,418

Total Number of Shareholders: 25,120

Major Shareholders

Shareholders	Number of shares	Shareholding ratio (%)
NTT Communications Corporation	62,900	17.65%
Mizuho Trust & Banking Co., Ltd. (Pension trust account for ITOCHU Corporation)	49,893	14.00%
Japan Trustee Services Bank, Ltd. (Pension trust account for Sumitomo Corporation)	38,316	10.75%
Japan Trustee Services Bank, Ltd. (Pension trust account for Mitsui & Co., Ltd.)	33,513	9.40%
Nippon Television Network Corporation	22,501	6.31%
Japan Trustee Services Bank, Ltd. (Trust account)	13,849	3.88%
The Master Trust Bank of Japan, Ltd. (Trust account)	8,239	2.31%
The Master Trust Bank of Japan, Ltd. (Trust management account)	7,000	1.96%
NTT DoCoMo, Inc.	4,749	1.33%
Trust & Custody Services Bank, Ltd. (Trust Account A)	4,680	1.31%

Notes:
(1) JSAT holds 125 shares in NTT DoCoMo, Inc. (percentage of total voting shares held: 0.00%).
(2) The above excludes 26,736.5 treasury shares held by JSAT (As of March 31, 2005).
(3) The percentage of voting shares held represents percentage figures relative to the total number of voting shares of 356,247 shares. This figure is determined by subtracting 26,736.5 JSAT-held treasury shares, two odd-lot shares and 169 shares registered under the Japan Securities Depository Center, Inc. (JASDEC), from the total number of shares issued of 383,154.5 shares.

Breakdown of Shareholders

Shareholders by Type



Foreign investors 0.39%
Financial institutions 0.27%
Japanese corporations 1.18%
Securities companies 0.10%
Individual investors 98.06%

Shares Held by Shareholder Type



Securities companies 1.42%
Individual investors 16.41%
Financial institutions 48.70%
Japanese corporations 27.55%
Foreign investors 5.92%

Corporate Data

(As of March 31, 2005)

JSAT Corporation

Headquarters

Pacific Century Place Marunouchi 18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218, Japan
Tel: +81-3-5219-7777
Fax: +81-3-5219-7876

Investor Relations Office

If you have any questions, please contact:
Corporate Communications & Investor Relations Division,
Corporate Coordination Group
Pacific Century Place Marunouchi 18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218, Japan
Tel: +81-3-5219-7778
Fax: +81-3-5219-7876
URL: http://www.jsat.net/

Established: February 1985

Paid-in Capital: ¥53,769,570,000

Number of Employees: 221 (266 on a consolidated basis)

Branches and Offices

Yokohama Satellite Control Center (main control center)
229-1, Miho-cho, Midori-ku, Yokohama,
Kanagawa 226-0015, Japan
Tel: +81-45-922-7111
Fax: +81-45-922-7005

Gunma Satellite Control Station (backup control station)
3590-1, Aza-Momoizumi, Oaza-Arai, Shinto-mura,
Kita-Gunma-gun, Gunma 370-3503, Japan

Osaka Branch Office
Sumitomo Bldg. No. 2, 6F, 4-7-28, Kitahama, Chuo-ku,
Osaka 541-0041, Japan
Tel: +81-6-6223-0513
Fax: +81-6-6221-4558

Hong Kong Representative Office
Suite 1609, Shell Tower, Times Square,
1 Matheson Street, Causeway Bay, Hong Kong
Tel: +852-2110-3812
Fax: +852-2110-0440

Subsidiaries

JSAT International Inc.
5230 Pacific Concourse Drive 2F,
Los Angeles, CA 90045, U.S.A.
Tel: +1-310-643-4484
Fax: +1-310-643-4485

Japan CableCast Inc.
Daiya Yaesuguchi Bldg. 4F, 2-2-1 Yaesu, Chuo-ku
Tokyo 104-0028, Japan
Tel: +81-3-5299-2500
Fax: +81-3-5299-2510

Satellite Network, Inc.
6F, Akasaka Twin Tower Main Tower,
2-17-22 Akasaka
Minato-ku, Tokyo 107-0052, Japan
Tel: +81-3-5561-1061
Fax: +81-3-5561-1066

JSAT Corporation

Headquarters:
Pacific Century Place Marunouchi 18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218, Japan
Tel: +81-3-5219-7777
Fax: +81-3-5219-7876

Printed in Japan

100% recycled paper

PRINTED WITH SOY INK
Uses soybean ink in consideration of the environment